KIRIN

KIRIN BREWERY COMPANY, LIMITED
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104 Japan
Telephone: Tokyo (03)5540-3411 Fax: Tokyo (03)5540-3547
Cable Address: KIRINBEER

RECEIVED
2004 AUG 17 P 3:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-188
Aug 10, 2004

Office of International Corporate Finan[redacted]
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04036308

SUPPL

Re: Kirin Brewery Company, Limited – 12g3-2(b) exemption

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission pursuant to the aforementioned rule:

1. Summary of Consolidated Interim Financial Statements as of June 30, 2004(Unaudited)

2. Summary of NON-Consolidated Interim Financial Statements as of June 30, 2004(Unaudited)

If you have any further questions or requests for additional information please do not hesitate to contact Osamu Harano at 011-813-5540-3430(telephone) or 011-813-5540-3530(facsimile).

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

Very truly yours,

Kirin Brewery Company, Limited

By O. Harano
Name: Osamu Harano
Title: Group Leader
Finance Group

099999-0990-02664-Tokyo.2005422.1

August 10, 2004

KIRIN BREWERY COMPANY, LIMITED
SUMMARY OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2004 (UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2004

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Representative:	Mr. Koichiro Aramaki, President
For further information, please contact:	Mr. Hideo Mori, General Manager, Communications Dept. Telephone: 81- 3- 5540- 3450 from overseas

Date of the Board of Directors' Meeting for the semi-annual operation results: August 10, 2004

Whether US GAAP is applied: None

1. Business results and financial positions for the first half of the current fiscal year

(January 1, 2004 - June 30, 2004) [Unit: Japanese yen (¥)]

(1) Results of operations: (Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
6 months ended June 30, 2004	759,449	3.6	44,871	19.4	42,420	8.7
6 months ended June 30, 2003	732,812	0.7	37,576	11.2	39,015	29.0
Year ended December 31, 2003	1,597,509		101,555		94,676	

	Net income (¥ millions)	Percentage change (%)	Net income per share primary (¥)	Net income per share diluted (¥)
6 months ended June 30, 2004	14,227	2.1	14.73	—
6 months ended June 30, 2003	13,931	35.0	14.42	—
Year ended December 31, 2003	32,395		33.27	—

Notes : ①Equity in earnings of affiliates:

June 30, 2004	¥ 653 million
June 30, 2003	¥2,479 million
December 31, 2003	¥(2,189) million

②Average number of shares of common stock outstanding during the period(Consolidated):

June 30, 2004	966,033,979 shares
June 30, 2003	966,404,828 shares
December 31, 2003	966,305,073 shares

③Change in accounting policies: None

④Percentage change means the ratio of increase or decrease in each item of business results for the 6 months ended June 30, 2004 to those for the 6 months ended June 30, 2003.

(2) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
June 30, 2004	1,756,290	832,102	47.4	861.34
June 30, 2003	1,712,634	780,951	45.6	808.16
December 31, 2003	1,787,867	803,882	45.0	831.84

Notes: Number of shares of common stock issued and outstanding (Consolidated):

June 30, 2004	966,052,951 shares
June 30, 2003	966,337,168 shares
December 31, 2003	966,091,780 shares

(3) Cash flows:

	Cash flows from operating activities (¥ millions)	Cash flows from investing activities (¥ millions)	Cash flows from financing activities (¥ millions)	Cash and cash equivalents at end of period (¥ millions)
6 months ended June 30, 2004	23,102	(26,057)	(19,955)	106,866
6 months ended June 30, 2003	23,528	(35,737)	(19,271)	74,136
Year ended December 31, 2003	118,430	(62,867)	(30,018)	129,978

(4)Scope of consolidation and application of equity method :

Consolidated subsidiaries: 311 companies

Subsidiaries applied by the equity method: —

Affiliates applied by the equity method: 14 companies

(5)Changes in scope of consolidation and application of equity method :

Consolidation: Increase 5 companies, Decrease 3 companies

Equity method: Increase 1 company, Decrease 2 companies

2. Forecast of business results for the current fiscal year (January 1, 2004-December 31, 2004)

	Sales (¥ millions)	Ordinary income (¥ millions)	Net income (¥ millions)
Year ending December 31, 2004	1,680,000	102,000	43,000

Note: Forecasted net income per share ¥44.25
Forecasted operating income ¥106,000 million

Refer to Page 10 for the assumptions and other matters related to the above forecast.

Corporate Group

The Kirin Group consists of Kirin Brewery Co., Ltd. ("the Company"), its 311 consolidated subsidiaries and 14 affiliates applied by the equity method. The major group companies in the respective business segments are as follows:



Alcoholic Beverages Business
LION NATHAN LTD. and 191 others
KIRIN AUSTRALIA PTY. LTD.
Zhuhai Kirin President Brewery Co., Ltd. and 2 others
SAN MIGUEL CORPORATION
EI SHO GEN Co., Ltd.
RAYMOND VINEYARD & CELLAR, INC.
Four Roses Distillery LLC
KIRIN DISTILLERY Co., Ltd.
8 others, Total 209 companies
Sales and Manufacture of Malts
Sales of Liquors ,etc.
Soft Drinks Business
Kirin Beverage Corporation
Hokkaido Kirin Beverage Corp.
Vivax Co., Ltd
Kirin MC Danone Waters Co., Ltd
and 13 others
The Coca-Cola Bottling Company of Northern New England, Inc.
and 7 others
Kinki Coca-Cola Bottling Co., Ltd.
Total 26 companies
Kirin Brewery Company, Limited
Pharmaceuticals Business
Sales and Manufacture of Pharmaceuticals
Kirin Kunpeng(China)Bio-Pharmaceutical Co, Ltd.
Consent to Use of Patent
KIRIN-AMGEN, INC.
4 others, Total 6 companies
Other Business
Nagano Tomato Co., Ltd.
Koiwai Dairy Products Co., Ltd.
YONEKYU CORPORATION
Shipping of Products and Containers and Work on Premises
Kirin Logistics Co., Ltd. and 15 others
Engineering Services
Kirin Engineering Co., Ltd.
Sales and Manufacturing of Machinery
Kirin Techno-System Co., Ltd. and 1other
Sales of alcoholic
Kirin Dining Co., Ltd.
Kirin Agribio EC B.V. and 26 others
Sales of Seeding
TWYFORD INTERNATIONAL INC. and 1 other
Kirin Well-Foods Company, Limited
Takeda-Kirin Foods Corporation
Yokohama Arena Co., Ltd.
Import-Export Operations
Kirin International Trading Inc.
YOKOHAMA AKARENGA, INC.
Leasing
Kirin Lease Co., Ltd.
26 others, Total 84 companies
Consolidated subsidiaries
Affiliates applied by the equity method

Note: Among consolidated subsidiaries, Kirin Beverage Corporation is listed on the First Section of the Tokyo Stock Exchange.

Management Policies

1. Basic Kirin Group Management Policies

The Kirin Group, in order to realize its corporate philosophy of contributing to the health, happiness and comfort of people around the world, has established the following five management policies:

(1) Priority on Customers and Quality
(2) Open and Fair Behavior
(3) Respect for People
(4) Sound Management
(5) Contribution to Society

Long-Term (2010) Group Vision

- Keep close associations with our customers, and as a trusted corporate Group offer the joy of food and health
- Utilize leading technology in fermentation and biotechnology, and focusing on the alcohol beverage and soft drink businesses, become a leading company in Asia and Oceania

2. Fundamental Company Policy on Distribution of Profits

Kirin considers providing appropriate returns on income to shareholders to be a top management priority, and the Company has paid dividends every year without fail since its establishment in 1907. Giving due consideration to matters such as strengthening the quality of management and business development, Kirin intends to offer stable dividends as a way to meet shareholder demands. Retained earnings will be earmarked for investment in businesses for the future.

3. Position and Policy on Reduction of the Stock Trading Unit

Kirin places importance on increasing its corporate value, expanding its shareholder base and increasing the liquidity of its stock. *The Company will seriously consider reducing the trading unit, taking into account the overall costs and benefits,* as well as future trends in the stock market.

4. Medium- to Long-term Management Strategy

For Kirin, 2004 marks the first year of a new three-year medium-term management plan. Utilizing the Group management foundations that have been established, and continuing to pursue increases in profitability, this plan focuses on improving the value of the Kirin brand throughout the Group, and effecting a qualitative transformation to a development-and-proposal oriented strong corporate group.
As a part of this effort, in addition to improving EVA*, Kirin has set Group targets for 2006 of ¥1,860 billion in sales, an operating margin of 7%, and ROE of 6%.

*EVA (Economic Value Added) is a registered trademark of Stern Stewart & Co.

5. Issues for the Kirin Group

The following are specific strategies outlined in the 2004-2006 medium-term business plan.

(1) Strengthen the Domestic Alcohol Beverages and Soft Drinks Businesses, the Foundations of the Kirin Brand

Bolster product brands to increase the Kirin brand value

In the domestic alcohol beverage business, Kirin will clarify its positioning in each alcohol category, and through a strengthening of product brands reaffirm its leading position in the low-alcohol* market by 2006. As a corporate Group focused on development and consultative marketing, Kirin will promote market-creating product strategies that anticipate diversity and changes in consumer preferences, values and lifestyle. In the soft drinks business, Kirin will concentrate on growth categories, employing products developed through the application of Group R&D to offer products that create new markets.

* Collective term for beverages with alcohol content of less than 10%, such as beer, *happo-shu* and canned *chu-hi* drinks.

Create new business models utilizing synergies from the domestic alcohol beverages and soft drinks businesses

In all aspects of the business, including R&D, production, distribution and sales, Kirin will shift from its former competitive stance to one based more solidly on providing value to customers, and promote a change to a business style focused on development and consultative marketing that delivers success without price competition. Also, by building an enhanced infrastructure through integration of product development with that of the soft drinks business, joint distribution and greater contracted production of soft drinks, Kirin will establish new business models, and enhance Group synergies.

(2) Strengthen the Foundations of the International Alcohol Beverages Business, and Further Develop Diversified Businesses

In the international alcohol beverages business, Kirin seeks to offer a comprehensive lineup of alcohol products throughout the Group. Concentrating on principal markets in Asia and Oceania, Kirin will formulate product strategies appropriate to each market, enhance Group synergies, strengthen business foundations in ways that may include new joint ventures, and improve profitability.
In the pharmaceuticals business, Kirin will further strengthen its sales base, and is seeking to launch KRN321, the second generation of *ESPO* currently under development. While considering new joint business ventures, Kirin will also enhance its development pipeline, and expand its business in Asia. The agribio and nutrient foods businesses will also continue to be strengthened.

(3) Implementation of Corporate Social Responsibility (CSR)

Amid growing societal demands for assurances regarding the trustworthiness of corporations, the Kirin Group has implemented measures that establish a unique approach to CSR. The Kirin Group is focusing its efforts on environmental management, ensuring food safety, promoting the responsible consumption of alcohol, and guaranteeing management compliance.

6. Fundamental Policies Concerning Corporate Governance and Their Implementation

FUNDAMENTAL POLICIES CONCERNING CORPORATE GOVERNANCE

Kirin has positioned corporate governance as a key management priority. To this end, the Company has undertaken a comprehensive reorganization of its management structure and implemented a series of initiatives. In April 2003, Kirin streamlined the structure of its Board of Directors, and established the Compensation Advisory Committee and the Appointment Advisory Committee. At the same time, Kirin set up an advisory board, introduced an executive officer system and undertook a review of the company's meetings structure and bodies. Under this new governance structure, Kirin is working to ensure increased transparency and efficiency in corporate management.

IMPLEMENTATION OF CORPORATE GOVERNANCE POLICIES

(1) Corporate governance structure—decision-making, executive, oversight and administrative functions

- Corporate Structure
  - Kirin has adopted an auditor system
  - The Company's Board of Directors is comprised of 10 directors of which two are external directors. Kirin maintains four auditors of whom two are external auditors
  - While the Company has adopted an auditor system, the Compensation Advisory Committee and the Appointment Advisory Committee have been established to deliberate matters relating to compensation and the appointment of directors, auditors and executive officers.
    The Compensation Advisory Committee is comprised of the president, an external director and two other directors. The committee serves in an advisory capacity to the Board of Directors and reports to the Board in connection with the compensation of directors, auditors and executive officers on an objective and fair basis giving due consideration to the business environment, the Company's performance, appropriate compensation standards and individual performance.
    The Appointment Advisory Committee is comprised of the president, an external director and two other directors. The committee serves in an advisory capacity to the Board of Directors and provides to the Board a list of candidates for directors, auditors and executive officers. In addition, Kirin has established an Advisory Board, which reports to and supports the Board of Directors. The purpose and function of the Advisory Board is to garner the objective views and suggestions of a panel of diverse experts concerning major issues that confront the Company, with the aim of securing greater management transparency and quality. The Advisory Board is composed of four members: Hiroyuki Itami (Professor, Graduate School of Commerce and Management, Hitotsubashi University), Eiko Oya (critic), Akira Gemma (Advisor, Shiseido Co., Ltd.), Takeyoshi Takei (Professor, College of Distribution Economics, Fuji Tokoha University).
  - Full-time staff are not provided to external directors. Together with internal directors, external directors are supported by the Secretary Section of the General Affairs Dept. Full-time staff are not provided to external auditors. Together with internal auditors, external auditors are supported by advisory staff to auditors.
  - Kirin introduced an executive officer system with the aim of promoting increased flexibility in the operating function. Of the Company's 10 directors, eight hold the position of executive officer concurrently. The number of executive officers total 32 and is made up of the president, executive vice president, nine managing executive officers and 21 executive officers.
    The Domestic Alcohol Strategy Committee and the Management Strategy Committee are set as meeting bodies to deliberate important matters relating to the operating function. The Domestic Alcohol Strategy Committee deliberates on important matters relating to the domestic alcohol beverages business, and the Management Strategy Committee deliberates on important matters other than the domestic alcohol beverages business and matters relating to Group Headquarters operations. Both committees support the decision-making function of the president.
  - The Board of Directors and the Board of Auditors oversee and audit the operating function. The Board of Directors makes decisions on important matters relating to the operating function and legal compliance, as well as oversees the operating function. The Board of Auditors formulates auditing policies and the role of each auditor. Guided by these policies, each auditor attends and audits the activities of directors in meetings of the Board of Directors and other meeting bodies such as the Domestic Alcohol Strategy Committee and the Management Strategy Committee.
- Internal Control Systems
  - Kirin has the Managerial Audit Division to fulfill an internal audit function. The division audits the operations of the Company to ensure they remain relevant and are performed in an efficient manner in accordance with annual audit guidelines and plans.
- Risk Management Structure
  - Kirin formulates risk management rules with the aim of preventing risk and minimizing the impact of risks on society and management as they arise. The Company has also established the Risk Management Committee to oversee matters relating to risk management. Each division in the Company is committed to implementing measures that reinforce compliance and is continually reviewing and improving risk prevention policies through its own responsibility. Furthermore, Kirin formulates compliance guidelines to clarify the standards of behavior in its compliance activities.

(2) Transactions with related parties
External director Kenjiro Hata is a senior corporate advisor to Meiji Yasuda Life Insurance Company. External director Satoru Kishi is an advisor to The Bank of Tokyo-Mitsubishi, Ltd. External auditor Toyoshi Nakano is a senior corporate advisor to The Mitsubishi Trust and Banking Corporation. External auditor Teruo Ozaki is a certified public accountant. Kirin conducts financial transactions with Meiji Yasuda Life Insurance Company, The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation. All of these transactions are routine and have no conflicts of interest with external directors or auditors.

(3) Efforts to Enhance Corporate Governance Over the Past Year (July 2003 – June 2004)
1. Board of Directors and Board of Auditors Meetings and Attendance
The Board of Directors meets regularly twice a month and irregularly as necessary. The Board of Directors met 28 times over the past year with 73% attendance by external directors.
The Board of Auditors meets once a month. Over the past year, the Board of Auditors has convened 12 times with a 92% attendance rate by external auditors.

2. Committee Meetings and Attendance
The Compensation Advisory Committee has met three times over the past year with 100% attendance.
The Appointment Advisory Committee has met three times over the past year with 100% attendance.

3. Advisory Board Meetings and Attendance
The Advisory Board has met twice over the past year with 100% attendance.

4. Other
Kirin did not establish any new committees or change its business execution, management auditing, internal control or risk management structures over the past year.

The following is a diagram of the Company's corporate governance structure.



Shareholders' Meeting
Board of Auditors
Internal Auditors
External Auditors
Auditing
Board of Directors
· Supreme group decision-making body
· Oversee business and affairs of the corporation
President
Executive Vice President
Internal Directors
External Directors
Independent Auditor
Auditing
Compensation Advisory Committee
Examines the system and standards for compensation of directors, executive officers and auditors, and presents findings to the Board of Directors
Appointment Advisory Committee
Proposes candidates for director, auditor and executive officer positions, and presents them to the Board of Directors
Advisory Board
Renders advice from an objective viewpoint regarding corporate management
Managerial Auditing Division
Internal Auditors
Auditing
Operations
President
Executive Vice President
Managing Executive Officers
Executive Officers
Domestic Alcohol Strategy Committee
Considers vital issues relating to administration of the domestic alcohol business
Management Strategy Committee
Considers vital issues relating to administration of all businesses other than the domestic alcohol business
Risk Management Committee

Note: Members comprise 10 directors (including two external directors), four auditors (including two external auditors), 32 executive officers (including the president, vice president, nine managing executive officers, 21 executive officers, four members of the Compensation Advisory Committee (including one external member), four members of the Appointment Advisory Committee (including one external member) and four Advisory Board members. Eight of the 10 directors hold the concurrent post of executive officers.

7. Corporate Social Responsibility Measures
Aiming to remain a company trusted by society in the future, Kirin makes efforts to promote compliance, responsible drinking, and coexistence with the global environment. Kirin also examines its corporate activities to find a unique way to coexist with society.
In environmental measures, from February 2004 Kirin began packaging Kirin Lager and Kirin Classic Lager in aTULC aluminum cans, which lessen the impact on the environment. In January, the Company's Standard of Corporate Behavior was revised, and compliance guidelines distributed to all employees. In terms of food safety, Kirin continues to improve its quality management system.
Kirin also promotes interaction with local communities, primarily those near its breweries, and continues to support sports activities through its sponsorship of Japan's national soccer team and Olympic national teams. As part of the support for the "culture of beer," Kirin is following its research into recreating the beer of ancient Egypt with research into that from medieval monasteries.

RESULTS OF OPERATIONS AND FINANCIAL POSITION

1. Review of Operations

During the fiscal year under review, growth in the Japanese economy turned positive with improvement in corporate earnings and a mild increase in consumer spending despite lingering employment concerns. The economy is expected to continue recovering in the future.

In the beer and *happo-shu* (low-malt beer) markets, the overall market is contracting and new low-price categories are emerging, causing a year-on-year decline in total demand. Meanwhile, the growing *chu-hi* drinks market seems to have expanded compared with the same period of the previous fiscal year. In the whiskey, wine and *shochu* (Japanese distilled liquor made from grain) markets, whiskey declined year on year. Wine also decreased slightly from the previous fiscal year, but *shochu* increased due to its economic value and a boom in popularity. Overall demand in the cold beverage market seems to have increased from a year earlier in reaction to record-setting cool weather last summer. In the pharmaceuticals industry, drug prices were reduced in April.

Under these conditions, Kirin focused efforts on improving profitability through its reinforced Group management foundation under the 2004-2006 medium-term business plan, which started in 2004. At the same time, the Kirin Group promoted management reforms to improve the value of the Kirin brand and aimed to achieve qualitative changes into a corporate group strong in development and proposals.

Consolidated net sales increased 3.6% compared with the same period of the previous fiscal year to ¥759.4 billion as a result of robust sales of alcohol and favorable sales in the soft drink business, pharmaceuticals business and other businesses. Owing to a review of the profit structure, consolidated operating income rose 19.4% year on year to ¥44.8 billion, ordinary income increased 8.7% to ¥42.4 billion and net income grew 2.1% to ¥14.2 billion.

Interim dividends are ¥6.50 per share.

A breakdown of performance by business segment is as follows.

Alcohol Beverages Business

In the alcohol beverages business, amid a changing market environment, Kirin continued efforts to improve profitability while concentrating on improving value by proposing to customers its beer, *happo-shu* and *chu-hi* brands based on the critical issue of strengthening its mainstay brands to improve the value of the Kirin brand.

In the *happo-shu* category, Kirin continued efforts to strengthen brand power of its *Gokunama* and *Namakura* beers, which are easy to drink and reasonably priced, as well as the *Kirin Tanrei Nama* series including *Kirin Green Label* and *Tanrei Alpha* for health-conscious drinkers. The Company proposed new market-making products, and launched nationwide in February *Kirin Honey Brown happo-shu* with a new taste from honey used as an ingredient.

In the beer category, which we regard as the flagship category contributing most to improving the value of our corporate brand name, we aimed to improve the value of product brands by clearly demonstrating the value of beer demanded by customers. For *Kirin Lager* Beer, the Company aimed to reestablish brand value by airing new TV commercials for all its *Kirin Lager* brands along with *Kirin Classic Lager.* For *Kirin Classic Lager*, we focused efforts in spreading and instilling brand recognition through its distinct can launched nationwide in 2003. For *Kirin Ichiban Shibori* Beer, which was released 15 years ago, we renewed the taste and package design in an aim to create an *Ichiban Shibori* with clearer quality and freshness. Sales of *Kirin Ichiban Shibori* Beer were favorable. In chilled beer, which we proposed ahead of other companies, we aimed to establish it as a category of high-value beer and focused on strengthening sales of *Maroyaka Kobo* and *Latte Stout*, while releasing nationwide in June the 100% malt *Hojun.*

In the growing *chu-hi* category, we worked to make the popular *Kirin Chu-hi Hyoketsu* (lemon, grapefruit, plum and lime flavors) even more delicious. We revamped the lineup in May and sales have been favorable since then. In March we released *Valencia Sparkling* as the third product of the Premium Fruits series and *Kirin Chu-hi Hyoketsu* Pineapple Cooler as a limited-edition product, the first for *Hyoketsu*, in June, expanding our innovative lineup of products. In the growing *shochu* category, we released nationwide in June a 1,400ml bottle as a new size for *Kirin Mugi Shochu Pure Blue* in the home consumption market, and changed the design of the labels for the 350ml and 700ml size bottles.

In the wine and spirits category, Kirin continued efforts to strengthen sales of *Fanzia* wine, the number one brand* in the world, as well as sales of *JP Chenet* wine, the number one brand* of French wine, and launched sales of *Lanson* champagne in April after acquiring sales rights for Japan, expanding the foundation of its wine business.

Note: Greatest sales volume for a single brand during 2002 (source: Impact Databank 2003 Edition)

In the authentic beer taste category, we aired a TV commercial for *Malt Squash* and concentrated on building the brand name.

From late March to June, Kirin held the "Japan National Soccer Team 'Kachi-T-shirt' Giving Out Campaign 2004," a closed campaign that is popular every year, as a part of its proactive promotional activities.

On the marketing front, the Company clarified important markets and concentrated resources in the home sales market, which is growing, and worked to standardize transactions in the industry. Through Kirin Communication Stage Co., Ltd., we strengthened our sales structure and proposal-based marketing capability through knowledge management. At the same time, the Company engaged in direct customer development activities by promoting area communications through the Internet.

In the overseas alcohol beverages business, in the beer category, we focused on boosting sales of the Kirin brand, mainly *Ichiban Shibori and Kirin Pure.* Through technological synergies with the Kirin group, we released the first draft beer in China in April with *Haizhu Draft Beer* through Zhuhai Kirin President Brewery Co., Ltd.

As a result, sales in the alcohol beverages business rose 0.9% to ¥481.2 billion compared with the same period of the previous fiscal year, while operating income increased 9.7% to ¥28.7 billion.

Soft Drinks Business

In the soft drinks business, Kirin Beverage Corporation undertook aggressive marketing aiming to grow and develop its core brands including *Kirin Namacha*, *Kirin Gogono-kocha*, *Kirin Fire* and *Kirin Amino Supli.* At the same time, the company actively implemented measures geared toward nurturing and developing the mineral water business and brought to market high-value-added products focusing on healthy ingredients in response to an increasingly health-conscious consumer.

In the *Kirin Namacha* lineup, we added new seasonal premium brands and worked to enhance a fresh appeal. As the leading brand in the tea market, *Kirin Gogono-kocha* also contributed to the revitalization of the tea market. In March, we launched *Kirin Fire Gold Rush*, which performed strongly. For *Kirin Amino Supli*, we introduced new marketing proposals with the aim of again promoting the brands' freshness and to generate increased interest, while for our mineral water range *Volvic* and *Kirin Alkali-Ion-no-Mizu*, we continued to focus on in-store sales promotions.
Further, in order to build future core brands and spur new demand, Kirin introduced new products in response to customer health needs such as *Kirin Taishitsusui*, a supplement drink containing KW lactobacillus that was discovered through research within the Kirin Group, *Kirin Yukiri Uron*, a high-value-added nutritional supplement beverage that uses healthy ingredients, and *Kirin B Flat*, a food for specified health use. In March 2004, the R&D division of Kirin Beverage Corporation was relocated to the Kirin Techno-Village Center in Yokohama brewery, merging with the research divisions of Koiwai Dairy Products Co., Ltd. and Kirin-Tropicana, Inc.

As a result of the aforementioned factors, sales in the soft drinks business totaled ¥170.2 billion, an increase of 3.7% from the previous fiscal year, with operating income of ¥6.9 billion, up 73.3%.

Pharmaceuticals Business

In the pharmaceuticals business, Kirin continued to focus efforts on expanding sales of *ESPO*, a medicine for the treatment of renal anemia, GRAN (G-CSF), a medicine for the treatment of leucopenia, *Rocaltrol Injection*, a medicine for secondary hyperparathyroidism, and *PHOSBLOCK Tablets*, a medicine for hyperphosphatemia. In R&D, the Company pushed forward development of KRN321, a second-generation KRN321, a human antibody drug. KRN1493, a medicine for secondary hyperparathyroidism is in the third phase of clinical testing. In addition, Kirin entered into a collaborative agreement in June, with Merix Bioscience, Inc. for developing therapies using dendritic cells.

After accounting for these factors, sales in the pharmaceuticals business amounted to ¥28.9 billion, a year-on-year increase of 20.3%. Operating income edged up 2.5% to ¥6.1 billion.

Other Businesses

In the agribio business, Kirin reached an agreement with Daiichi Seed Co., Ltd. in March 2004, to acquire that company's floricultural seed business of carnations and other flowers. In addition, we established Kirin Agribio Shanghai Co., Ltd. in April. The new company is responsible for coordinating development and production of seeds in China mainly for export to Japan.
In nutrient foods, Kirin strengthened its sales of products utilizing KW lactobacillus, that was discovered through joint research by Kirin Brewery and Koiwai Dairy Products. These products include *Kirin Taishitsusui* from Kirin Beverage, *Kirin Noale* from Kirin Well-Foods, and *Koiwai KW Lactobacillus Yogurt* from Koiwai Dairy Products.
In addition, Kirin turned mycoleptodonoides aitchisonii extract*, a research discovery, into a product for lowering blood pressure through Kirin Beverage Corporation's *Kirin B Flat* as a food for specified health use.
*Mycoleptodonoides aitchisonii is the scientific name for breech oyster mushrooms.

Accordingly, sales in the other business segment were ¥78.9 billion, an increase of 16.7%, while operating income surged 49.5% to ¥3.9 billion.

2. Financial Position

Cash and cash equivalents ("cash") on a consolidated basis during the 2004 interim period were affected by capital investment expenditures in the domestic alcohol beverages business as well as expenditures of cash for investing activities such as the acquisition of property, plant and equipment. Available cash resources however, covered this. As a result, cash decreased ¥23.1 billion from the level at the end of the previous fiscal year to ¥106.8 billion.
Consolidated cash flows were as follows:

Cash flow from operating activities
A decrease in notes and accounts receivable, trade and in inventories resulted in cash inflows of ¥17.2 billion. The decrease in notes and accounts payable, trade and in liquor taxes payable, also led to cash outflows totaling ¥12.9 billion. Accounting for an increase in income taxes paid of ¥5.1 billion and other factors, net cash provided by operating activities fell ¥0.4 billion compared with the corresponding period of the previous fiscal year to ¥23.1 billion.

Cash flow from investing activities
In the period under review cash outflows increased ¥4.4 billion to ¥34.5 billion reflecting the acquisition of fixed assets, capital investment expenditures in the domestic alcohol beverages business and development of vacant land at the Company's Hiroshima plant.
Proceeds from the sale of property, plant and equipment were ¥2.9 billion and from the sale and redemption of marketable securities and investment securities totaled ¥2.6 billion.
As a result, net cash used in investing activities declined ¥9.6 billion to ¥26.0 billion.

Cash flow from financing activities
Expenditures for cash dividends paid increased by ¥1.1 billion from the same period of the previous year to ¥12.7 billion.
Expenditures for repayment of bank loans were ¥7.2 billion.
As a result, net cash used in financing activities was ¥19.9 billion, an increase of ¥0.6 billion.

Trends in the Kirin Group's cash flow indicators are as follows:

	Interim 2004	Interim 2003	Interim 2002	2003	2002
Equity ratio (%)	47.4	45.6	43.6	45.0	44.1
Market capitalization ratio (%)	59.4	47.6	46.2	49.4	41.8
Debt redemption (years)	—	—	—	2.9	4.0
Interest coverage ratio (times)	4.6	4.9	6.7	12.2	10.0

Notes:

1. Equity ratio = Shareholders' equity / Total assets
2. Market capitalization ratio = Aggregate market value of shareholders' equity / Total assets
3. Debt redemption = Interest-bearing liabilities / Cash flow from operating activities (Not reported for the interim period)
4. Interest coverage ratio = Cash flow from operating activities / Interest payments

* Each indicator is calculated from consolidated financial data.

* Market capitalization is calculated as the share price at the end of the period multiplied by the number of shares issued (excluding treasury stock).

* Cash flow from operating activities is taken from the cash flow from operating activities on the consolidated statement of cash flows. Interest-bearing liabilities reflects all liabilities with interest payable recorded on the liabilities section of the consolidated balance sheets. The figure for interest payments is taken from the interest payments recorded in the consolidated statement of cash flows.

3. Outlook for 2004

For Kirin, 2004 marks the first year of a new three-year medium-term business plan. Utilizing the Group management foundations that have been established, and continuing to pursue increases in profitability, this plan focuses on improving the value of the Kirin brand throughout the Group, and effecting a qualitative transformation in favor of a corporate Group focused on development and consultative marketing.

During the first year of our new business plan, in the alcohol beverages business the Company will clarify its positioning in each of the alcohol categories, and take steps to strengthen product brands.

As a part of its product-related initiatives, Kirin will strengthen its brand groupings, including *Kirin Tanrei*, *Kirin Lager* and *Kirin Ichiban Shibori*, which underwent a renewal in the spring. At the same time, we will develop new market-creating products and bring to market products that generate customer appeal and value. In the *chu-hi* drinks category—expected to show further significant expansion—the Company will ensure its overwhelming superiority in this market by continuing to expand its lineup of innovative products. In the wine and *shochu* categories, Kirin will seek to further widen its customer support.

On the sales front, Kirin will concentrate on strategic resource allocation in growth fields, improvements in the trading environment and reform of the marketing structure. In conjunction with these initiatives, the Company will improve the level of its marketing activities through improvements in its consultative sales abilities and local communications.

In research and development, Kirin will greatly enhance the sophistication of its research capabilities, and develop new food ingredients that help contribute to the development of new products for the entire Group.

In the international alcohol beverages business, Kirin will strengthen its business foundations and promote optimum product strategies for individual markets, concentrating on major markets in Asia and Oceania with an eye toward new business alliances.

Increasing the value of core brands will remain a priority in the soft drinks business, while Kirin will also pursue product and marketing strategies designed to create a stable earnings platform. The Company will promote efforts to nurture core brands and to develop original products utilizing the collective development capabilities of the Group.

In the pharmaceuticals business, Kirin will strengthen its marketing of *ESPO*, *GRAN*, *Rocaltrol Injection* and *PHOSBLOCK Tablets*. The Company will also continue to improve its development pipeline, furthering development of KRN321 (the second generation of *ESPO*), human antibody treatments and cell therapies.

In the agribio business, Group synergies will be enhanced through an expansion of business foundations in China, and the domestic flower and garden business will be strengthened.

In nutrient foods, Kirin will expand the health foods and seasonings businesses. The Company will produce new food ingredients such as the KW lactobacillus, providing them mainly to Group companies.

Kirin has implemented an original corporate social responsibility (CSR) program. Encompassing all aspects of operations, this program governs environmental measures such as reductions in CO_2 emissions, water preservation, and other initiatives to lessen the environmental impact across its operations. The Company will also deepen its compliance stance, and continue to promote responsible drinking in accordance with its responsibility as a company in the alcohol beverages business.

As a result of the above, for the year ending December 31, 2004, Kirin projects consolidated sales of ¥1,680 billion (a year-on-year increase of 5.2%), consolidated operating income of ¥106 billion (up 4.4%), consolidated ordinary income of ¥102 billion (up 7.7%), and consolidated net income of ¥43 billion (a year-on-year increase of 32.7%).

Cash dividends for 2004 are expected to total ¥13 per share, consisting of interim and year-end dividends of ¥6.5 per share each.

4. Note Concerning Results Projections

The statements concerning future performance that are presented in this document are based on judgments using information available to Kirin and the Kirin Group at the time of publication. Certain risks and uncertainties could cause the results of Kirin and the Kirin Group to differ materially from any projections presented herein. These risks and uncertainties include, but are not limited to, the economic circumstances surrounding the Company's businesses, market trends, and exchange rates.

CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	(Note)	At June 30, 2004 Amount	Percentage over total assets	At June 30, 2003 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2003 Amount	Percentage over total assets
Current Assets			%		%			%
Cash		110,589		76,679		33,910	133,108	
Notes and accounts receivable, trade	(*2)	249,699		243,219		6,480	283,661	
Marketable securities	(*2)	171		1,071		(900)	493	
Inventories	(*2)	102,797		109,063		(6,266)	88,831	
Other		57,150		56,670		480	64,546	
Allowance for doubtful accounts		(3,014)		(4,074)		1,060	(5,312)	
Total Current Assets		517,392	29.5	482,630	28.2	34,762	565,327	31.6
Fixed Assets								
Property, Plant and Equipment	(*1)							
Buildings and structures	(*2)	200,337		189,744		10,593	185,404	
Machinery, equipment and vehicles	(*2)	180,996		189,157		(8,161)	182,997	
Land	(*2,4)	165,396		167,867		(2,471)	165,980	
Construction in progress		17,671		21,358		(3,687)	30,330	
Other	(*2)	45,388		50,007		(4,619)	45,276	
Total		609,790	34.7	618,135	36.1	(8,345)	609,989	34.1
Intangible Assets								
Consolidation differences		41,899		47,457		(5,558)	43,339	
Other	(*2)	104,937		109,508		(4,571)	105,923	
Total		146,837	8.4	156,966	9.1	(10,129)	149,262	8.4
Investments and Other Assets								
Investment securities	(*2)	380,636		328,566		52,070	351,323	
Life insurance investments		35,763		35,194		569	36,243	
Other	(*4)	70,960		95,833		(24,873)	79,782	
Allowance for doubtful accounts		(5,089)		(4,691)		(398)	(4,060)	
Total		482,270	27.4	454,902	26.6	27,368	463,288	25.9
Total Fixed Assets		1,238,898	70.5	1,230,004	71.8	8,894	1,222,540	68.4
TOTAL ASSETS		1,756,290	100.0	1,712,634	100.0	43,656	1,787,867	100.0

(¥ millions)

LIABILITIES,MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	(Note)	At June 30, 2004 Amount	Percentage over total assets	At June 30, 2003 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2003 Amount	Percentage over total assets
Current Liabilities			%		%			%
Notes and accounts payable, trade		109,252		108,568		684	109,264	
Short-term loans payable	(*2)	10,840		30,375		(19,535)	16,896	
Liquor taxes payable		76,342		78,890		(2,548)	117,119	
Income taxes payable		17,797		20,206		(2,409)	19,532	
Accrued expenses		67,699		62,301		5,398	60,312	
Deposits received		52,123		55,013		(2,890)	58,172	
Other		41,486		43,824		(2,338)	62,065	
Total Current Liabilities		375,543	21.4	399,180	23.3	(23,637)	443,363	24.8
Long-term Liabilities								
Bonds		170,797		131,632		39,165	167,428	
Long-term debt	(*2)	94,065		118,036		(23,971)	93,617	
Employees' pension and retirement benefits		81,389		94,712		(13,323)	84,771	
Other reserves		14,952		8,939		6,013	14,208	
Deposits received	(*2)	74,997		75,537		(540)	72,282	
Other		35,560		29,266		6,294	30,575	
Total Long-term Liabilities		471,762	26.8	458,125	26.8	13,637	462,884	25.9
TOTAL LIABILITIES		847,305	48.2	857,306	50.1	(10,001)	906,247	50.7
MINORITY INTERESTS		76,882	4.4	74,377	4.3	2,505	77,737	4.3
Common stock		102,045	5.8	102,045	6.0	—	102,045	5.7
Capital surplus		70,956	4.0	70,868	4.1	87	70,868	4.0
Retained earnings		659,149	37.5	638,415	37.3	20,734	651,078	36.4
Land revaluation difference	(*4)	(1,669)	(0.1)	(1,666)	(0.1)	(3)	(1,673)	(0.1)
Net unrealized holding gains on securities		48,368	2.8	9,075	0.5	39,293	29,875	1.7
Foreign currency translation adjustments		(32,449)	(1.8)	(23,815)	(1.4)	(8,634)	(34,128)	(1.9)
Treasury stock		(14,298)	(0.8)	(13,971)	(0.8)	(327)	(14,183)	(0.8)
TOTAL SHAREHOLDERS' EQUITY		832,102	47.4	780,951	45.6	51,151	803,882	45.0
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		1,756,290	100.0	1,712,634	100.0	43,656	1,787,867	100.0

CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	(Note)	6 months ended June 30, 2004 Amount	Percentage over sales	6 months ended June 30, 2003 Amount	Percentage over sales	Increase (Decrease) Amount	Year ended December 31, 2003 Amount	Percentage over sales
			%		%			%
Sales		759,449	100.0	732,812	100.0	26,637	1,597,509	100.0
Cost of sales		460,484	60.6	453,198	61.8	7,286	986,973	61.8
Gross profit		298,965	39.4	279,614	38.2	19,351	610,536	38.2
Selling, general and administrative expenses	(*1)	254,094	33.5	242,037	33.0	12,057	508,981	31.9
Operating income		44,871	5.9	37,576	5.1	7,295	101,555	6.4
Non-operating income								
Interest income		363		347		16	835	
Dividend income		2,409		2,087		322	2,919	
Equity in earnings of affiliates		653		2,479		(1,826)	—	
Rent income		863		—		863	875	
Gain on transactions related to gift coupon	(*2)	—		1,974		(1,974)	2,315	
Other		1,479		2,239		(760)	3,233	
Total		5,768	0.8	9,127	1.2	(3,359)	10,179	0.6
Non-operating expenses								
Interest expense		5,216		4,786		430	9,822	
Equity in loss of affiliates		—		—		—	2,189	
Other		3,002		2,901		101	5,046	
Total		8,219	1.1	7,688	1.0	531	17,057	1.1
Ordinary income		42,420	5.6	39,015	5.3	3,405	94,676	5.9
Special income								
Gain on sale of fixed assets	(*3)	796		705		91	896	
Gain on sale of investment securities		280		68		212	77	
Reversal of allowance for doubtful accounts		1,196		1,560		(364)	503	
Gain on release from the substitutional portion of the government's welfare pension insurance scheme		—		—		—	2,883	
Total		2,273	0.3	2,334	0.3	(61)	4,361	0.3
Special expenses								
Loss on disposal of fixed assets	(*4)	3,185		1,180		2,005	3,747	
Loss on sale of fixed assets	(*5)	131		95		36	1,757	
Loss on devaluation of investment securities		—		—		—	810	
Loss on sale of investment securities		4		10		(6)	316	
Business restructuring expense	(*6)	—		1,245		(1,245)	8,637	
Expense of reserve for loss on repurchase of land		—		—		—	4,969	
Loss on devaluation of land	(*7)	—		—		—	650	
Loss on devaluation of fixed assets of foreign subsidiaries	(*8)	2,826		—		2,826	—	
Total		6,146	0.8	2,531	0.3	3,615	20,890	1.3
Income before income taxes and minority interests		38,546	5.1	38,818	5.3	(272)	78,147	4.9
Income taxes		20,832	2.7	21,679	3.0	(847)	39,141	2.5
Minority interests		3,487	0.5	3,207	0.4	280	6,610	0.4
Net income		14,227	1.9	13,931	1.9	296	32,395	2.0

CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS

(¥ millions)

	6 months ended June 30, 2004	6 months ended June 30, 2003	Increase (Decrease)	Year ended December 31, 2003
Capital surplus				
Balance at beginning of period				
Additional paid-in capital	70,868	70,868	—	70,868
Increase in capital surplus				
Gain on sale of treasury stock	87	—	87	—
Balance at end of period	70,956	70,868	87	70,868
Retained earnings				
Balance at beginning of period	651,078	630,744	20,334	630,744
Increase in retained earnings				
Net income	14,227	13,931	296	32,395
Increase resulting from newly consolidated subsidiaries	—	2	(2)	2
Foreign currency translation adjustments of foreign subsidiaries and affiliates	—	330	(330)	303
Total	14,227	14,264	(37)	32,702
Decrease in retained earnings				
Cash dividends paid	5,797	5,800	(3)	11,599
Bonuses paid to directors and corporate auditors	245	268	(23)	273
(corporate auditors' portion included above	27	34	(7)	34)
Decrease due to exclusion of subsidiaries from the consolidation scope	—	94	(94)	94
Decrease due to assets revaluation of foreign subsidiaries	—	430	(430)	400
Foreign currency translation adjustments of foreign subsidiaries and affiliates	18	—	18	—
Decrease due to exclusion of affiliates applied by the equity method	93	—	93	—
Reversal of land revaluation difference	0	—	0	0
Total	6,155	6,593	(438)	12,368
Balance at end of period	659,149	638,415	20,734	651,078

CONSOLIDATED STATEMENTS OF CASH FLOWS

(¥ millions)

	6 months ended June 30, 2004	6 months ended June 30, 2003	Increase (Decrease)	Year ended December 31, 2003
Cash flows from operating activities				
Income before income taxes and minority interests	38,546	38,818	(272)	78,147
Depreciation and amortization	37,184	36,770	414	75,328
Amortization of consolidation differences	1,625	1,592	33	5,868
Increase (decrease) in employees' pension and retirement benefits	(4,840)	(2,548)	(2,292)	(12,485)
Interest and dividend income	(2,772)	(2,434)	(338)	(3,755)
Equity in earnings of affiliates	(653)	(2,479)	1,826	–
Interest expense	5,216	4,786	430	9,822
Gain on sale of fixed assets	(796)	(705)	(91)	(896)
Gain on sale of marketable securities and investment securities	(280)	(68)	(212)	(77)
Loss on disposal and sale of fixed assets	3,316	1,275	2,041	5,505
Decrease (increase) in notes and accounts receivable, trade	38,904	27,904	11,000	(13,243)
Decrease (increase) in inventories	(10,894)	(17,148)	6,254	1,201
Increase (decrease) in notes and accounts payable, trade	(1,853)	6,067	(7,920)	3,213
Increase (decrease) in liquor taxes payable	(40,892)	(35,862)	(5,030)	2,296
Other	(13,838)	(12,916)	(922)	8,518
Sub-total	47,971	43,052	4,919	159,444
Interest and dividend received	3,985	3,924	61	5,911
Interest paid	(5,061)	(4,827)	(234)	(9,735)
Income taxes paid	(23,793)	(18,620)	(5,173)	(37,189)
Net cash provided by operating activities	23,102	23,528	(426)	118,430
Cash flows from investing activities				
Payments for purchases of property, plant and equipment and intangible assets	(34,575)	(30,163)	(4,412)	(59,757)
Proceeds from sale of property, plant and equipment	2,994	2,424	570	4,375
Payments for purchases of marketable securities and investment securities	(1,944)	(2,815)	871	(3,951)
Proceeds from sale and redemption of marketable securities and investment securities	2,635	3,557	(922)	5,473
Payments for acquisition of shares of newly consolidated subsidiaries	(960)	(11,803)	10,843	(11,041)
Proceeds from acquisition of shares of newly consolidated subsidiaries	356	–	356	–
Other	5,437	3,062	2,375	2,034
Net cash used in investing activities	(26,057)	(35,737)	9,680	(62,867)
Cash flows from financing activities				
Increase (decrease) in short-term loans payable	(7,928)	(5,256)	(2,672)	(5,312)
Proceeds from long-term debt	14,884	11,848	3,036	27,599
Repayments of long-term debt	(14,172)	(14,020)	(152)	(67,926)
Proceeds from issue of bonds	–	–	–	33,908
Payments for purchase of treasury stock	(325)	(145)	(180)	(357)
Proceeds from sale of treasury stock	297	–	297	–
Cash dividends paid	(5,802)	(5,795)	(7)	(11,592)
Cash dividends paid to minority shareholders	(6,899)	(5,756)	(1,143)	(6,089)
Other	(8)	(146)	138	(248)
Net cash provided by (used in) financing activities	(19,955)	(19,271)	(684)	(30,018)
Effect of exchange rate fluctuation on cash and cash equivalents	(226)	494	(720)	(688)
Net increase (decrease) in cash and cash equivalents	(23,137)	(30,985)	7,848	24,855
Cash and cash equivalents at beginning of period	129,978	105,625	24,353	105,625
Cash and cash equivalents of newly consolidated subsidiaries at beginning of period	25	(503)	528	(503)
Cash and cash equivalents at end of period	106,866	74,136	32,730	129,978

SIGNIFICANT ACCOUNTING POLICIES FOR CONSOLIDATION

1. Scope of consolidation

(1) Consolidated subsidiaries: 311 companies
Major consolidated subsidiaries: KIRIN BEVERAGE CORPORATION, LION NATHAN LTD.

The following table shows changes in the consolidation scope for the 6 months ended June 30, 2004.

	Reason for the change	Companies	Major subsidiaries
Increase	Acquisition of additional shares	1	KOIWAI DAIRY PRODUCTS CO., LTD.
	New establishment or acquisition	3	KIRIN AGRIBIO SHANGHAI CO., LTD. and others
	Increase in materiality	1	APPLE VENDING CO., LTD.
Decrease	Merger	1	KIRIN-ASUPRO SALES CORPORATION
	Sale of shares	2	Subsidiaries of LION NATHAN LTD.

(2) Major unconsolidated subsidiaries: KIRIN AGRIBIO USA, INC.
Certain subsidiaries including KIRIN AGRIBIO USA, INC. were excluded from the consolidation scope because the effect of their sales, net income or losses, total assets and retained earnings on the accompanying consolidated financial statements were immaterial.

2. Application of equity method

(1) Unconsolidated subsidiaries accounted for by the equity method: None

(2) Affiliated companies accounted for by the equity method: 14 companies
Major affiliated companies: KINKI COCA-COLA BOTTLING CO., LTD., YONEKYU CORPORATION, SAN MIGUEL CORPORATION

The following table shows changes in the scope of application of the equity method for the 6 months ended June 30, 2004.

	Reason for the change	Companies	Major subsidiaries
Increase	New establishment	1	BEIJING PRESIDENT KIRIN BEVERAGE CORPORATION
Decrease	Reclassified as consolidated subsidiaries due to acquisition of additional shares	1	KOIWAI DAIRY PRODUCTS CO., LTD
	Sales of shares	1	MARINENET CO., LTD.

(3) Investments in unconsolidated subsidiaries including KIRIN AGRIBIO USA, INC., and affiliates including DIAMOND SPORTS CLUB CO., LTD. were not accounted for by the equity method, and were stated at cost because the effect of their net income or losses for the interim fiscal year and retained earnings as of June 30, 2004 on the consolidated financial statements are immaterial.

(4) Although the Company holds voting interests greater than 20% yet less than 50% in SOCIETE IMMOBILIERE ET FINANCIERE POUR L'ALIMENTATION, the Company does not have significant influence over this entity. Therefore, the investment is not accounted for by the equity method.

(5) Where interim accounting period-ends of the affiliated companies accounted for by the equity method are different from that of the Company, the Company mainly used their interim financial statements as of their interim accounting period-ends and for the first 6 months then ended for applying the equity method.
Where the difference between the Company's and affiliates' interim accounting period-ends is more than 6 months, the Company used their financial statements that were for the most recent accounting periods and necessary adjustments were made for applying the equity method.

3. Interim accounting period-ends of the consolidated subsidiaries

The following table shows the consolidated subsidiaries whose interim accounting period-ends are different from that of the Company.

Consolidated subsidiaries	Interim accounting period-end	
Lion Nathan Ltd. and its subsidiaries	March 31	(i)
Twyford International Inc. and its subsidiaries	March 31	(i)
Japan Potato Corporation	March 31	(i)
Kirin Well-Foods Corporation	May 31	(i)
Kirin Feed Limited	May 31	(i)
Takeda-Kirin Foods Corporation	September 30	(ii)

(i) The Company used the interim financial statements of the consolidated subsidiaries for the first 6 months for consolidation.
(ii) The Company made necessary adjustments to the financial statements of Takeda-Kirin Foods Corporation as of March 31, 2004 and for the year then ended for consolidation.

With respect to (i) and (ii), the Company made necessary adjustments for major transactions between end of the first 6 months (i) or fiscal year-end (ii) of the consolidated subsidiary and end of the first 6 months of the Company.

4. Accounting policies

(1) Valuation of major assets

(a) Valuation of securities

1) Held-to-maturity debt securities are stated at amortized cost.
2) Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date with unrealized gains and unrealized losses on these securities reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using the moving-average method.
3) Available-for-sale securities without fair market value are stated at the moving-average cost.

(b) Derivative financial instruments

Derivative financial instruments are stated at fair market value.

(c) Valuation of inventories

1) Merchandise, finished goods and semi-finished goods are mainly stated at cost determined by the periodic average method.
2) Raw materials, containers and supplies are mainly stated at cost determined by the moving-average method.
3) Construction in process is stated at cost determined by the specific identification method.

(2) Depreciation and amortization of fixed assets

(a) Depreciation of Property, Plant and Equipment

1) Depreciation for the Company and its consolidated domestic subsidiaries is calculated using the declining balance method except for buildings (excluding buildings fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method.
Depreciation is calculated over the estimated useful lives in accordance with the Corporate Income Tax Law of Japan.
2) Depreciation for consolidated overseas subsidiaries is calculated using the straight-line method.
3) Leased assets are depreciated over each lease term based on the straight-line method with the estimated residual value at the end of the lease term.

(b) Amortization of intangible assets

1) The Company and its consolidated domestic subsidiaries amortize intangible assets using the straight-line method.
2) Consolidated overseas subsidiaries mainly adopt the straight-line method over 20 years.

(3) Method of providing major allowances and reserves

(a) Allowance for doubtful accounts

The Company and its consolidated subsidiaries provide allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(b) Employees' pension and retirement benefits

The Company and its consolidated subsidiaries provide allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year. Prior service cost is amortized on the straight-line method over 15 years. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is 15 years, beginning from the following fiscal year.

(Backgrounds for below-mentioned "Return of substitutional portion of Welfare Pension Insurance")

Employees of Japanese companies are compulsorily included in the Welfare Pension Insurance Scheme operated by the government. Employers are legally required to deduct employees' welfare pension insurance contributions from their payroll and to pay them to the government together with employers' own contributions. For companies that have established their own employees' pension fund that meets certain legal requirements, it is possible to transfer a part of their welfare pension insurance contributions (referred to as the "substitutional portion" of the government's Welfare Pension Insurance Scheme) to their own employees' pension fund under the government's permission and supervision.

(Return of substitutional portion of Welfare Pension Insurance)

Based on the enforcement of Defined Benefit Corporate Pension Law, Kirin Brewery Employees' Pension Fund, established by the Company, was permitted by the Minister of Health, Labour and Welfare on August 13, 2003 to be released from its future obligation for payments for the substitutional portion of the Welfare Pension Insurance Scheme.

The amount of pension plan assets expected to be transferred back to the government (minimum legal reserve) was measured at ¥50,992million as of June 30, 2004. If the payment of the amount were made on that date, the expected gain in accordance with paragraph 44-2 of the JICPA Accounting Committee Report No.13, "Practical Guideline for Accounting of Retirement Benefits (Interim Report)" would be ¥20,876 million.

(4) Leases

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases. Consolidated overseas subsidiaries mainly capitalize finance leases.

(5) Hedge accounting

(a) Method of hedge accounting

1) If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company and its consolidated subsidiaries defer recognition of gains and losses resulting from the changes in fair value of derivative financial instruments until the related gains and losses on the hedged items are recognized.

2) If forward foreign exchange contracts are used as hedges and meet certain hedging criteria, forward foreign exchange contracts and hedged items are accounted for in the following manner:

(i)If a forward foreign exchange contract is executed to hedge an existing foreign currency receivable or payable,

a) the difference, if any, between the amount in Japanese yen of the hedged foreign currency receivable or payable translated using the spot rate at the inception date of the contract and the book value of the receivable or payable is recognized in the Consolidated Statements of Income in the period which includes the inception date, and

b) the discount or premium on the contract (that is, the difference between the Japanese yen amount of the contract translated using the contracted forward rate and that translated using the spot rate at the inception date of the contract) is recognized over the term of the contract.

(ii)If a forward foreign exchange contract is executed to hedge a future transaction denominated in a foreign currency, the future transaction will be recorded using the contracted forward rate, and no gains or losses on the forward foreign exchange contract are recognized.

3)If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contracts is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

(b) Hedging instruments and Hedged items

The following summarizes hedging derivative financial instruments used by the Company and its consolidated subsidiaries and items hedged:

Hedging instruments	Hedged items
Forward foreign exchange contracts, Currency swap contracts, etc	Receivables and payables in foreign currency, Future transactions in foreign currency
Interest rate swap contracts, etc	Interests on loans receivable and loans payable
Commodity swap contracts, etc	Commodity price

(c) Hedging policy

The Company and its consolidated subsidiaries use derivative financial instruments only for the purpose of mitigating (i) fluctuation risk of foreign currency exchange rates with respect to receivables and payables in foreign currency and future transactions in foreign currency, (ii) fluctuation risk of interest rates with respect to loans receivable and loans payable, and (iii) fluctuation risk of commodity prices such as aluminum prices.

(d) Assessment of hedging effectiveness

The Company and its consolidated subsidiaries evaluate the hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items with the corresponding changes in the hedging derivative instruments.

(6) Consumption taxes

Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

5. Cash and cash equivalents

In preparing the Consolidated Statements of Cash Flows, cash on hand, readily available deposits and short-time highly liquid investments with negligible risk of changes in value and maturities not exceeding 3 months at the time of purchase are considered to be cash and cash equivalents.

CHANGE IN PRESENTATION

(CONSOLIDATED STATEMENTS OF INCOME)

(1) Rent income was separately presented in "Non-operating income" for the 6 months ended June 30, 2004 to conform to the disclosure requirements. Such amount was ¥454 million for the 6 months ended June 30, 2003, which was included in "Other" of "Non-operating Income".

(2) Loss on transactions related to gift coupon was included in "Other" of "Non-operating expenses" for the 6 months ended June 30, 2004, which was ¥198 million, because it became immaterial. And, gain on transactions related to gift coupon was included in "Non-operating income" for the 6 months ended June 30, 2003.

NOTES TO:

(CONSOLIDATED BALANCE SHEETS)

*1 Accumulated depreciation

(¥ millions)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
Accumulated depreciation	822,033	785,546	799,956

*2 Detail of collateral

(1) Collateral

(¥ millions)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
Notes and accounts receivable, trade	14,656	296	320
Marketable securities	3	—	11
Inventories	—	2,762	2,670
Buildings and structures	2,831	2,745	2,693
Machinery, equipment and vehicles	1,078	1,955	1,673
Land	2,866	2,753	2,750
Other property, plant and equipment (Fixtures)	—	20	24
Other intangible assets	110	148	128
Investment securities	3	152	—
Total	21,550	10,834	10,272
Following assets, which are included in the above, are pledged as factory foundation collateral			
Buildings and structures	1,168	1,226	1,199
Land	2,174	2,058	2,174
Total	3,342	3,284	3,373

(2) Secured borrowing

(¥ millions)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
Short-term loans payable	1,262	3,322	1,700
Long-term debt (including current maturities of long-term loans)	12,509	2,024	1,816
Postage charge (facility limit)	3	11	11
Deposits received	3,408	3,408	3,408
Other long-term liabilities	285	—	—
Total	17,469	8,766	6,936
Following borrowings, which are included in the above, are guaranteed by factory foundation collateral			
Short-term loans payable	1,100	1,600	1,700

Note: Factory foundation collateral consists of the Headquarters factory and Matsumoto factory of Nagano Tomato Corporation.

3 Contingent liabilities

(1) Guarantees for unconsolidated subsidiaries and affiliated companies (¥ millions, Foreign currency: thousands)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
Koiwai Dairy Products Co., Ltd.	—	700	1,150
Other	1,193	1,015	999
(Number)	(3)	(3)	(3)
(Foreign currencies included in "Other")	797 (AUD 10,000)	—	—

(2) Guarantees for employees' housing loan from banks (¥ millions)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
	10,367	11,609	10,556

(3) Guarantees for bank loans of customers (¥ millions, Foreign currency: thousands)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
Southeastern Container, Inc.	1,203	1,330	1,189
(in foreign currency)	(USD 11,102)	(USD 11,102)	(USD 11,102)
Other	1,089	979	1,037
(Number)	(64)	(68)	(71)
(Foreign currencies included in "Other")	1,002 (AUD12,566)	847 [AUD11,725 NZD 5]	914 (AUD 12,142)

Total contingent liabilities	13,854	15,634	14,934
(Arrangements similar to guarantees included in the above)	(396)	(1,015)	(999)

*4 Revaluation of land

KIRIN BEVERAGE CORPORATION, a consolidated subsidiary, revalued land used for business on December 31, 2001, pursuant to the Law Concerning Land Revaluation (effective March 31, 1998) (the "Law") and related revision of the Law (effective March 31, 2001).

Due to revaluation of land in assets, the revaluation difference, net of tax, is accounted for as Land revaluation difference in shareholders' equity, and tax portion is accounted for as deferred income taxes included in "other" of investments and other assets.

Revaluation was performed by adjusting the road rating pursuant to Article 2, Paragraph 4 of the Enforcement Ordinance for the Law Concerning Land Revaluation effective March 31, 1998.

Where the road rating is not provided, adjustment was made to the valuation of real estate tax prescribed in the Article 2, Paragraph 3 of the Law.

Date of revaluation December 31, 2001

5 Discounted amount of notes receivable

(¥ millions)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
Trade notes discounted	37	—	—

(CONSOLIDATED STATEMENTS OF INCOME)

*1 Major elements of selling , general and administrative expenses

(¥ millions)

	6 months ended June 30, 2004	6 months ended June 30, 2003	Year ended December 31, 2003
Sales promotion	68,423	63,601	144,237
Freight	23,577	20,733	44,456
Advertising	34,581	32,669	56,565
Pension and retirement benefit costs	5,787	6,454	12,103
Payroll	44,226	43,966	89,095
Research and development	11,857	9,640	26,347
Depreciation	12,112	11,873	25,283

*2 Gain on transactions related to gift coupon

6 Months ended June 30,2004	6 Months ended June 30,2003	Year ended December 31, 2003
—	Gain on transactions related to gift coupon includes expenses on issuance and collection and gain on reversal of deposits received which had been remained outstanding for a certain period.	Gain on transactions related to gift coupon includes expenses on issuance and collection and gain on reversal of deposits received which had been remained outstanding for a certain period.

*3 Gain on sale of fixed assets

(¥ millions)

	6 months ended June 30, 2004	6 months ended June 30, 2003	Year ended December 31, 2003
Buildings and structures	30	416	—
Land	744	252	401
Other	21	35	495
Total	796	705	896

*4 Loss on disposal of fixed assets

(¥ millions)

	6 months ended June 30, 2004	6 months ended June 30, 2003	Year ended December 31, 2003
Buildings and structures	1,902	273	1,616
Machinery, equipment and vehicles	1,094	782	1,632
Other	188	124	498
Total	3,185	1,180	3,747

*5 Loss on sale of fixed assets

(¥ millions)

	6 months ended June 30, 2004	6 months ended June 30, 2003	Year ended December 31, 2003
Buildings and structures	17	41	81
Machinery, equipment and vehicles	46	38	238
Other	66	15	1,437
Total	131	95	1,757

*6 Business restructuring expense

6 Months ended June 30,2004	6 Months ended June 30,2003	Year ended December 31, 2003
—	Business restructuring expense includes premium on retirement benefits resulting from early retirement and loss on partial termination of employees' pension and retirement benefits owing to mass retirement and others at consolidated subsidiaries.	Business restructuring expense includes ¥ 7,624 million of premium on retirement benefits resulting from employment transfer or early retirement and loss on partial termination of employees' pension and retirement benefits owing to mass retirement and others at 2 consolidated subsidiaries

*7 Loss on devaluation of land

6 Months ended June 30,2004	6 Months ended June 30,2003	Year ended December 31, 2003
—	—	Loss on devaluation of land is the expected loss on a sales agreement of land that the Company concluded during the current fiscal year.

*8 Loss on devaluation of fixed assets of foreign subsidiaries

6 Months ended June 30,2004	6 Months ended June 30,2003	Year ended December 31, 2003
Loss on devaluation of fixed assets of foreign subsidiaries represents devaluation of goodwill and property, plant and equipment (buildings and structures, etc.) of certain business to be sold by a foreign subsidiary (Lion Nathan Ltd.).	—	—

9 Presentation of Income taxes

The Company adopted simplified accounting method for income tax effect accounting in the consolidated interim financial statements. Accordingly, deferred income taxes are not presented separately and are included in Income taxes in current interim consolidated statements of income.

(CONSOLIDATED STATEMENTS OF CASH FLOWS)

Reconciliation of cash in the consolidated balance sheets and cash and cash equivalents in the consolidated statements of cash flows is as follows;

(¥ millions)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
Cash	110,589	76,679	133,108
Marketable securities	171	1,071	493
Fixed term deposit with maturities exceeding 3 months	(3,722)	(2,542)	(3,130)
Equity securities and bonds, etc with maturities exceeding 3 months	(171)	(1,071)	(493)
Cash and cash equivalents	106,866	74,136	129,978

(LEASE TRANSACTIONS)

1. Lessee lease – Finance lease

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows;

(1) Purchase price equivalents, accumulated depreciation equivalents and book value equivalents of leased properties (¥ millions)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
Machinery, equipment and vehicles			
Purchase price equivalents	2,186	2,418	2,161
Accumulated depreciation equivalents	1,024	1,329	950
Book value equivalents	1,161	1,088	1,211
Other property, plant and equipment (tools and equipment)			
Purchase price equivalents	2,537	2,834	2,681
Accumulated depreciation equivalents	1,570	1,621	1,633
Book value equivalents	966	1,213	1,048
Total			
Purchase price equivalents	4,723	5,252	4,843
Accumulated depreciation equivalents	2,595	2,950	2,583
Book value equivalents	2,127	2,301	2,259

(2) Lease commitments (¥ millions)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
Due within one year	926	907	894
Due over one year	1,288	1,464	1,416
Total	2,214	2,371	2,311

(3) Lease expenses, depreciation equivalents and interest expense equivalents (¥ millions)

	6 months ended June 30, 2004	6 months ended June 30, 2003	Year ended December 31, 2003
Lease expenses	557	590	1,160
Depreciation equivalents	490	524	1,021
Interest expense equivalents	30	31	61

(4) Calculation method of depreciation equivalents

Depreciation equivalents are calculated on the straight-line method over the lease terms without residual value.

(5) Allocation of interest expense equivalents

Differences between total lease expenses and acquisition costs of the leased properties comprise interest expense equivalents and insurance, maintenance and certain other operating costs. Interest expense equivalents are allocated using the interest method over the lease terms.

2.Lessee lease - Operating lease

Lease commitments (¥ millions)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
Due within one year	2,171	1,959	2,354
Due over one year	8,136	7,760	7,417
Total	10,307	9,720	9,772

3. Lessor lease – Finance lease

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows;

(1) Purchase price, accumulated depreciation and book value of leased properties (¥ millions)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
Other property, plant and equipment, (leased assets)			
Purchase price	14,413	17,115	16,243
Accumulated depreciation	8,733	10,720	10,250
Book value	5,680	6,394	5,992
Other intangible assets (leased assets)			
Purchase price	—	—	—
Accumulated depreciation	—	—	—
Book value	765	786	694
Total			
Purchase price	14,413	17,115	16,243
Accumulated depreciation	8,733	10,720	10,250
Book value	6,445	7,180	6,686

(2) Lease commitments (¥ millions)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
Due within one year	2,355	1,961	1,928
Due over one year	5,566	5,529	5,087
Total	7,922	7,491	7,015

(3) Lease revenue, depreciation and interest income equivalents (¥ millions)

	6 months ended June 30, 2004	6 months ended June 30, 2003	Year ended December 31, 2003
Lease revenue	1,351	1,443	2,843
Depreciation	1,188	1,212	2,396
Interest income equivalents	156	177	355

(4)Allocation of interest income equivalents

Interest income equivalents are allocated using the interest method over the lease terms.

(SECURITIES)

At June 30, 2004

1. Held-to-maturity debt securities with fair market value

(¥ millions)

	Book value	Fair market value	Difference
(1)Governmental/municipal bonds	1,488	1,495	7
(2)Corporate bonds	219	232	12
Total	1,708	1,727	19

2. Available-for-sale securities with fair market value

(¥ millions)

	Acquisition cost	Book value	Difference
(1)Equity securities	140,294	221,528	81,233
(2)Bonds			
Governmental/municipal bonds	49	51	1
Corporate bonds	5	5	—
(3)Other	75	75	—
Total	140,425	221,659	81,234

3. Book value of major securities not measured at fair market value

Available-for-sale securities

Unlisted securities ¥40,578 million

4. Impairment loss on investment securities

Impairment losses of ¥ 84 million were recognized for available-for-sale securities for the 6 months ended June 30, 2004. Where the fair market value of available-for-sale securities has declined by more than 30% from their acquisition costs, the value of those securities are considered to have "substantially declined" and the impairment losses are recorded on those securities, unless the value is considered recoverable. For available-for-sale securities without available fair market value, when the substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recorded on those securities, except for the cases where the recoverability of the value of those securities in the future is supported by a reasonable grounds.

At June 30,2003

1. Held-to-maturity debt securities with fair market value

(¥ millions)

	Book value	Fair market value	Difference
(1)Governmental/municipal bonds	1,547	1,568	20
(2)Corporate bonds	1,140	1,150	9
Total	2,688	2,718	29

2. Available-for-sale securities with available fair market value

(¥ millions)

	Acquisition cost	Book value	Difference
(1)Equity securities	136,289	151,617	15,327
(2)Bonds			
Governmental/municipal bonds	49	53	3
(3)Other	68	68	—
Total	136,408	151,739	15,331

3. Book value of major securities not measured at fair market value

Available for sale securities

Unlisted securities ¥45,561 million

4. Impairment loss on investment securities

Impairment losses of ¥ 578 million were recognized for available-for-sale securities for the 6 months ended June 30, 2003. Where the fair market value of available-for-sale securities has declined by more than 30% from their acquisition costs, the value of those securities are considered to have "substantially declined" and the impairment losses are recorded on those securities, unless the value is considered recoverable. For available-for-sale securities without available fair market value, when the substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recorded on those securities, except for the cases where the recoverability of the value of those securities in the future is supported by a reasonable grounds.

At December 31, 2003

1. Held-to-maturity debt securities with fair market value

(¥ millions)

	Book value	Fair market value	Difference
(1)Governmental/municipal bonds	1,458	1,472	14
(2)Corporate bonds	540	544	4
Total	1,998	2,017	18

2. Available-for-sale securities with fair market value

(¥ millions)

	Acquisition cost	Book value	Difference
(1)Equity securities	135,951	186,107	50,155
(2)Bonds			
Governmental/municipal bonds	49	52	2
(3)Other	71	71	—
Total	136,072	186,230	50,158

3. Book value of major securities not measured at fair market value

Available-for-sale securities

Unlisted securities ¥45,205 million

4. Impairment loss on investment securities

Impairment losses of ¥ 810 million were recognized for available-for-sale securities for the year ended December 31, 2003. Where the fair market value of available-for-sale securities has declined by more than 30% from their acquisition costs, the value of those securities are considered to have "substantially declined" and the impairment losses are recorded on those securities, unless the value is considered recoverable. For available-for-sale securities without available fair market value, when the substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recorded on those securities, except for the cases where the recoverability of the value of those securities in the future is supported by a reasonable grounds.

(DERIVATIVE TRANSACTIONS)

For the 6 months ended June 30, 2004

Disclosure of derivative transactions is omitted, because hedge accounting applies to all of the derivative contracts utilized by the Company and its consolidated subsidiaries.

For the 6 months ended June 30, 2003

Disclosure of derivative transactions is omitted, because hedge accounting applies to all of the derivative contracts utilized by the Company and its consolidated subsidiaries.

For the year ended December 31, 2003

Disclosure of derivative transactions is omitted, because hedge accounting applies to all of the derivative contracts utilized by the Company and its consolidated subsidiaries.

(SEGMENT INFORMATION)

1. Business segment information

(¥ millions)

	6 months ended June 30,2004						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations	Consolidated
Sales							
Unaffiliated customers	481,268	170,263	28,970	78,946	759,449	—	759,449
Inter-segment	1,293	306	—	44,672	46,273	(46,273)	—
Total sales	482,562	170,570	28,970	123,619	805,722	(46,273)	759,449
Operating expenses	453,837	163,621	22,850	119,685	759,994	(45,416)	714,578
Operating income	28,725	6,948	6,120	3,933	45,727	(856)	44,871

(¥ millions)

	6 months ended June 30,2003						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations	Consolidated
Sales							
Unaffiliated customers	476,940	164,148	24,081	67,642	732,812	—	732,812
Inter-segment	1,094	398	—	38,767	40,260	(40,260)	—
Total sales	478,035	164,546	24,081	106,409	773,073	(40,260)	732,812
Operating expenses	451,858	160,536	18,110	103,779	734,285	(39,048)	695,236
Operating income	26,176	4,010	5,970	2,630	38,787	(1,211)	37,576

(¥ millions)

	Year ended December 31, 2003						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations	Consolidated
Sales							
Unaffiliated customers	1,045,422	359,622	57,540	134,924	1,597,509	—	1,597,509
Inter-segment	2,375	653	—	91,915	94,943	(94,943)	—
Total sales	1,047,797	360,275	57,540	226,839	1,692,453	(94,943)	1,597,509
Operating expenses	979,728	341,818	45,837	220,517	1,587,901	(91,946)	1,495,954
Operating income	68,069	18,457	11,702	6,322	104,551	(2,996)	101,555

Type and nature of products are considered in classification of business segments. Main products by each segment are as follows;

Business segments	Main products
Alcohol Beverages	Beer, Sparkling malt liquor (*Happo-shu*), liquor, etc.
Soft drinks	Soft drinks, Other drinks
Pharmaceuticals	Pharmaceutical products
Others	Engineering, Logistics, Floriculture etc.

Unallocable operating expenses included in "Eliminations" mainly consist of the Company's costs for new business development and cost for research and development of new basic technologies.

6 months ended June 30, 2004 ¥ 1,536million
6 months ended June 30, 2003 ¥ 1,950million
Year ended December 31, 2003 ¥ 4,040 million

2. Geographical segment information

(¥ millions)

	6 months ended June 30, 2004					
	Japan	Asia / Oceania	Others	Total	Eliminations	Consolidated
Sales						
Unaffiliated customers	648,008	81,333	30,108	759,449	—	759,449
Inter-segment	950	557	677	2,184	(2,184)	—
Total sales	648,958	81,890	30,785	761,634	(2,184)	759,449
Operating expenses	619,193	67,985	28,112	715,291	(712)	714,578
Operating income	29,765	13,904	2,672	46,343	(1,471)	44,871

(¥ millions)

	6 months ended June 30, 2003					
	Japan	Asia / Oceania	Others	Total	Eliminations	Consolidated
Sales						
Unaffiliated customers	633,251	67,948	31,612	732,812	—	732,812
Inter-segment	1,018	589	954	2,563	(2,563)	—
Total sales	634,270	68,538	32,567	735,376	(2,563)	732,812
Operating expenses	608,959	57,082	29,813	695,855	(619)	695,236
Operating income	25,311	11,455	2,753	39,521	(1,944)	37,576

(¥ millions)

	Year ended December 31, 2003					
	Japan	Asia / Oceania	Others	Total	Eliminations	Consolidated
Sales						
Unaffiliated customers	1,397,805	140,363	59,340	1,597,509	—	1,597,509
Inter-segment	1,977	1,105	1,662	4,744	(4,744)	—
Total sales	1,399,782	141,468	61,003	1,602,254	(4,744)	1,597,509
Operating expenses	1,319,280	121,066	56,513	1,496,861	(906)	1,495,954
Operating income	80,501	20,402	4,489	105,393	(3,838)	101,555

Geographical distances are considered in classification of country or area. Major countries or areas included in each segment except for Japan are as follows;

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

Amounts and major items included in "Eliminations" are the same as those described in 1. Business segment information.

3. Overseas sales

(¥ millions)

	6 months ended June 30, 2004		
	Asia, Oceania	Others	Total
Overseas sales	83,472	30,728	114,201
Consolidated sales	—	—	759,449
Percentage of overseas sales over consolidated sales(%)	10.99	4.05	15.04

(¥ millions)

	6 months ended June 30, 2003		
	Asia, Oceania	Others	Total
Overseas sales	68,889	32,520	101,410
Consolidated sales	—	—	732,812
Percentage of overseas sales over consolidated sales(%)	9.4	4.4	13.8

(¥ millions)

	Year ended December 31, 2003		
	Asia, Oceania	Others	Total
Overseas sales	143,696	61,187	204,884
Consolidated sales	—	—	1,597,509
Percentage of overseas sales over consolidated sales(%)	9.0	3.8	12.8

Geographical distances are considered in classification of country or area. Major countries or areas included in each segment are as follows:

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

Overseas sales represent sales of the Company and consolidated subsidiaries to countries and areas outside of Japan.

(PRODUCTION, ORDERS RECEIVED AND SALES)

1. PRODUCTION PERFORMANCE

Production performance for the 6 months ended June 30, 2004 classified by the type of business segment was as follows:

Business segment	Amount (¥ million)	Percentage change (%)
Alcohol beverages	459,985	(1.5)
Soft drinks	66,765	13.8
Pharmaceuticals	28,899	4.1
Other	30,317	31.0
Total	585,968	1.7

(Note) The amounts are calculated based on sales price without consumption taxes.

2. ORDERS RECEIVED

Orders received for the 6 months ended June 30, 2004 classified by the type of business segment was as follows.

The Company and its subsidiaries manufacture their products based on their projection for market demand except for contract manufacture in "Alcohol beverages" and "Soft drinks" segments and inspection machines and others in "Other" segment.

Business segment	Orders received		Backlog	
	Amount (¥ million)	Percentage change (%)	Amount (¥ million)	Percentage change (%)
Alcohol beverages	229	(40.4)	—	—
Soft drinks	628	(52.4)	—	—
Pharmaceuticals	—	—	—	—
Other	3,965	8.3	1,091	(18.5)
Total	4,823	(10.1)	1,091	(18.5)

(Note) The amounts are calculated based on sales price without consumption taxes.

3. SALES PERFORMANCE

Sales performance for the 6 months ended June 30, 2004 classified by the type of business segment was as follows:

Business segment	Amount (¥ million)	Percentage change (%)
Alcohol beverages	481,268	0.9
Soft drinks	170,263	3.7
Pharmaceuticals	28,970	20.3
Other	78,946	16.7
Total	759,449	3.6

(Note) The consumption taxes are not included in the above amounts.

(Per share information)

6 Months ended June 30,2004	6 Months ended June 30,2003	Year ended December 31, 2003
Shareholders' equity per share: ¥861.34	Shareholders' equity per share: ¥808.16	Shareholders' equity per share: ¥831.84
Net income per share (Primary): ¥14.73	Net income per share (Primary): ¥14.42	Net income per share (Primary): ¥33.27
Net income per share (Diluted) was not presented because there was no potential common stock outstanding.	Net income per share (Diluted) was not presented because there was no dilutive potential common stock outstanding. Effective from the current interim accounting period, the Company and its consolidated subsidiaries adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No.2, "Accounting Standard for Earnings Per Share" and Financial Accounting Standards Implementation Guidance No.4, "Implementation Guidance for Accounting Standard for Earnings Per Share", issued by the Accounting Standards Board of Japan on September 25, 2002). Earnings per share for 6 months ended June 30, 2002 and for the year ended December 31, 2002, would have been reported as follows, if this new accounting standard were applied retroactively. (6 Months ended June 30,2002) Shareholders' equity per share: ¥792.14 Net income per share (Primary): ¥10.50 Net income per share (Diluted): — (Year ended December 31, 2002) Shareholders' equity per share: ¥795.43 Net income per share (Primary): ¥32.99 Net income per share (Diluted): —	Net income per share (Diluted) was not presented because there was no dilutive potential common stock outstanding. Effective from the current fiscal year, the Company and its consolidated subsidiaries adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No.2, "Accounting Standard for Earnings Per Share" and Financial Accounting Standards Implementation Guidance No.4, "Implementation Guidance for Accounting Standard for Earnings Per Share", issued by the Accounting Standards Board of Japan on September 25, 2002). Earnings per share for the year ended December 31, 2002 would have been reported as follows, if this new accounting standard were applied retroactively: Shareholders' equity per share: ¥795.43 Net income per share (Primary): ¥32.99 Net income per share (Diluted): —

Note: The basis for calculation of Net income per share was as follows.

	6 months ended June 30, 2004	6 months ended June 30, 2003	Year ended December 31, 2003
Net income (¥ millions)	14,227	13,931	32,395
(¥ millions) Amount not attributable to common stock	—	—	251
(Bonuses paid to directors and corporate auditors included in the above)	(—)	(—)	(251)
(¥ millions) Net income attributable to common stock	14,227	13,931	32,144
(thousands of shares) Average number of shares of common stock outstanding during the period	966,033	966,404	966,305
Summary of potential common stock which is not dilutive and is not included in calculation of Net income (Diluted)		—	—

Supplementary Documents

to the

Consolidated
Financial Statements

as of, and for the six-month period ended
June 30, 2004

Contents

KIRIN BREWERY COMPANY, LIMITED

August 10, 2004

Consolidated

1. Results of Operations

(¥ billions)

	2004		2003	
	The 1st half Actual	Forecast	The 1st half Actual	Actual
Sales	759.4	1,680.0	732.8	1,597.5
Operating income	44.8	106.0	37.5	101.5
Ordinary income	42.4	102.0	39.0	94.6
Net income	14.2	43.0	13.9	32.3

2. Scope of Consolidation and Application of Equity method

(Number of companies)

	2004		2003	
	The 1st half Actual	Forecast	The 1st half Actual	Actual
Consolidated subsidiaries	311	310	315	309
Unconsolidated subsidiary under equity method	0	0	0	0
Affiliated companies under equity method	14	14	14	15

3. Sales Details

(¥ billions)

	2004				2003			
	The 1st half Actual		Forecast		The 1st half Actual		Actual	
Sales volume								
Alcohol beverages	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)
Beer and *Happo-shu*	1,581	(2.3%)	3,443	0.4%	1,619	(4.9%)	3,430	(4.6%)
	million cases	Million cases			million cases		Million cases	
Soft drinks	100	5.0%	224	6.2%	95	8.4%	211	9.3%
Sales by business segments Total sales	759.4	3.6%	1,680.0	5.2%	732.8	0.7%	1,597.5	0.9%
Alcohol beverages	481.2	0.9%	1,068.0	2.2%	476.9	(3.9%)	1,045.4	(2.3%)
Beer and *Happo-shu*	428.5	(0.4%)	944.0	0.8%	430.2	(7.2%)	936.3	(5.2%)
Other alcohol beverages	52.7	13.1%	124.0	13.7%	46.6	40.9%	109.0	33.1%
Soft drinks	170.2	3.7%	385.0	7.1%	164.1	4.3%	359.6	4.9%
Pharmaceuticals	28.9	20.3%	60.5	5.1%	24.0	6.9%	57.5	16.0%
Other business	78.9	16.7%	166.5	23.4%	67.6	31.3%	134.9	11.4%
Agribio	14.3	2.2%	25.0	4.4%	14.0	25.8%	23.9	30.6%
Nutrient Food & Feed	17.9	0.5%	45.0	23.2%	17.8	206.9%	36.5	37.9%
Other	46.6	30.5%	96.5	29.6%	35.7	3.5%	74.4	(2.5%)

Consolidated

4. Profit Breakdown for the 1st 6-month period (Actual)

(¥ billions)

Item	2004 The 1st half Actual	2003 The 1st half Actual	Increase (Decrease)	Reference
Sales	**759.4**	**732.8**	**26.6**	
Increase in Operating income of Kirin Beverage			2.9	
Increase in Operating income of other subsidiaries			4.5	Lion Nathan 2.9, etc.
Decrease in Operating income of Parent Company			(0.1)	
Increase in Operating income	**44.8**	**37.5**	**7.3**	
Increase of Non-operating income, net of Non-operating expenses of Kirin Beverage			0	
Decrease of Non-operating income, net of Non-operating expenses of other subsidiaries			(1.0)	Lion Nathan (0.6) Elimination of dividends(0.4), etc.
Decrease of Non-operating income, net of Non-operating expenses of Parent Company			(1.1)	
Equity in loss of affiliates, net			(1.8)	Kirin-Amgen (1.6), etc.
Increase in Ordinary income	**42.4**	**39.0**	**3.4**	
Increase of Special income, net of Special expenses and Income taxes of Parent Company			0.8	Decrease of Income taxes 2.3 Decrease of Special income, net of Special expenses (1.5)
Increase of Minority Interests			(0.2)	
Decrease of Special income, net of special expenses and Income taxes of Kirin Beverage			(1.6)	
Decrease of Special income, net of Special expenses and Income taxes of other subsidiaries			(2.1)	Lion Nathan (3.2) Kirin Distillery (1.2), etc.
Increase in Net income	**14.2**	**13.9**	**0.3**	

Consolidated

5. Profit Breakdown for the current fiscal year (Forecast)

(¥ billions)

Item	2004 The 1st half Actual	2003 The 1st half Actual	Increase (Decrease)	Reference
Sales	**1,680.0**	**1,597.5**	**82.5**	
Increase in Operating income of other subsidiaries			4.6	Decrease of consolidation difference due to devaluation of investments in subsidiaries:2.6, etc.
Increase in Operating income of Kirin Beverage			3.8	
Decrease in Operating income of Parent Company			(3.9)	
Increase in Operating income	**106.0**	**101.5**	**4.5**	
Equity in earnings of affiliates, net of equity in loss			6.8	Kinki Coca-Cola Bottling 5.1, etc.
Decrease of Non-operating income, net of Non-operating expenses of Kirin Beverage			(0.5)	
Decrease of Non-operating income, net of Non-operating expenses of other subsidiaries			(1.4)	Elimination of dividends (0.3), etc.
Decrease of Non-operating income, net of Non-operating expenses of Parent Company			(2.0)	
Increase in Ordinary income	**102.0**	**94.6**	**7.4**	
Increase of Special income, net of Special expenses and Income taxes of Parent Company			9.1	
Increase of Special income, net of Special expenses and Income taxes of Kirin Beverage			0.6	
Increase of Minority Interests			(1.8)	
Decrease of Special income, net of Special expenses and Income taxes of other subsidiaries			(4.6)	Elimination of investment devaluation in consolidation, net of taxes (6.9) and its tax effect 3.2
Increase in Net income	**43.0**	**32.3**	**10.7**	

Note: As Lion Nathan and San Miguel do not disclose their forecast of business performance, the Company used their financial statements in currencies of domicile for the year of 2003.

Consolidated

6. Major Expenses and Others

(¥ billions)

	2004		2003	
	The 1st half Actual	Forecast	The 1st half Actual	Actual
Sales promotion	68.4	224.0	63.6	144.2
Advertising	34.8		32.6	56.5
Research and development expenses	11.8	28.0	9.7	26.5
Depreciation	37.1	78.0	36.7	75.3
Financial profit, net	(2.4)	(5.5)	(2.3)	(6.0)
Capital expenditures	34.5	75.0	30.1	59.7
Cash flows	(23.1)	11.0	(31.4)	24.8
Operating activities	23.1	107.0	23.5	118.4
Investing activities	(26.0)	(67.0)	(35.7)	(62.8)
Financing activities	(19.9)	(29.0)	(19.2)	(30.0)

7. Major Assets and Liabilities

(¥ billions)

	2004 The 1st half Actual	2003 The 1st half Actual	Increase (Decrease)	Reference
Cash	110.5	76.6	33.9	Increase at Parent Company and Kirin Beverage, etc.
Investment securities	380.6	328.5	52.0	Unrealized holding gains due to rise of stock price, etc.
Loans payable (Short-term and Long-term)	104.9	148.4	(43.5)	Decrease at Lion Nathan and Kirin Lease, etc.
Bonds	170.7	131.6	39.1	Issued by Lion Nathan

Consolidated

8. Analysis of Operating Income by Business Segment

Fluctuation between the 1st half of 2004 Actual and the 1st half of 2003 Actual (¥ billions)

	Alcohol beverages	Soft drinks	Pharma-ceuticals	Others	Eliminations	Total
Operating income – The 1st half of 2003 Actual	26.1	4.0	5.9	2.6	(1.1)	37.5
Increase (Decrease) in Gross Profit	3.1	8.7	2.9	5.2	(0.6)	19.3
Decrease (Increase) in Selling, general and administrative expenses	(0.5)	(5.8)	(2.7)	(3.9)	0.9	(12.0)
Increase (Decrease) in Operating income	2.6	2.9	0.2	1.3	0.3	7.3
Operating income –The 1st half of 2004 Actual	28.7	6.9	6.1	3.9	(0.8)	44.8

Fluctuation between 2004 Forecast and 2003 Actual (¥ billions)

	Alcohol beverages	Soft drinks	Pharma-ceuticals	Others	Eliminations	Total
Operating income – 2003 Actual	68.0	18.4	11.7	6.3	(2.9)	101.5
Increase (Decrease) in Gross Profit	11.3	19.1	1.6	10.5	—	42.5
Decrease (Increase) in Selling, general and administrative expenses	(11.0)	(15.8)	(2.1)	(8.8)	(0.3)	(38.0)
Increase (Decrease) in Operating income	0.3	3.3	(0.5)	1.7	(0.3)	4.5
Operating income – 2004 Forecast	68.3	21.7	11.2	8.0	(3.2)	106.0

Consolidated

9. Sales and Operating Income by Major Companies

Sales

(¥ billions)

	2004 The 1st half Actual	2003 The 1st half Actual	Increase (Decrease)
Kirin Brewery Company, Limited	427.7	432.3	(4.6)
(Consolidated Subsidiaries)			
Kirin Beverage Corporation	177.5	158.4	19.1
Lion Nathan Ltd.	76.1	63.0	13.1
Kirin Logistics Co., Ltd.	38.6	37.4	1.2
Kirin Engineering Co., Ltd.	10.2	6.9	3.3
Takeda-Kirin Foods Corporation	12.6	13.0	(0.4)
(Affiliates)			
Kinki Coca-Cola Bottling Co., Ltd.	90.8	86.0	4.8
Yonekyu Corporation	50.3	46.6	3.7
San Miguel Corporation	156.8	160.9	(4.1)

Operating Income

(¥ billions)

	2004 The 1st half Actual	2003 The 1st half Actual	Increase (Decrease)
Kirin Brewery Company, Limited	18.2	18.3	(0.1)
(Consolidated Subsidiaries)			
Kirin Beverage Corporation	5.6	2.7	2.9
Lion Nathan Ltd.	17.7(*)	14.8	2.9
Kirin Logistics Co., Ltd.	1.2	1.2	0
Kirin Engineering Co., Ltd.	0.3	0.3	0
Takeda-Kirin Foods Corporation	0.4	0.4	0
(Affiliates)			
Kinki Coca-Cola Bottling Co., Ltd.	3.0	1.7	1.3
Yonekyu Corporation	1.5	1.2	0.3
San Miguel Corporation	15.6	13.7	1.9

(*) The Company reclassified "Loss on devaluation of fixed assets of foreign subsidiaries " from Operating expenses into Special expenses.

KIRIN BREWERY COMPANY, LIMITED

August 10, 2004

SUMMARY OF NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2004 (UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2004

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Interim dividend plan:	Yes
Minimum number of shares to have voting rights:	1,000shares
Representative:	Mr. Koichiro Aramaki, President
For further information, please contact:	Mr. Hideo Mori, General Manager, Communications Dept. Telephone: 81- 3- 5540- 3450 from overseas

Date of the Board of Directors' Meeting for the semi-annual operation results: August 10, 2004

Date of commencement of payment of interim dividend: September 13, 2004

1. Business results and financial positions for the first half of the current fiscal year

(January 1, 2004 - June 30, 2004) [Unit: Japanese yen (¥)]

(1) Results of operations: (Fraction less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
6 months ended June 30, 2004	427,756	(1.1)	18,213	(0.6)	29,689	(3.6)
6 months ended June 30, 2003	432,398	(5.9)	18,332	41.9	30,811	59.8
Year ended December 31, 2003	961,830		55,911		71,935	

	Net income (¥ millions)	Percentage change (%)	Net income per share primary (¥)
6 months ended June 30, 2004	18,031	(2.2)	18.66
6 months ended June 30, 2003	18,445	69.9	19.08
Year ended December 31, 2003	34,888		35.96

Notes : ①Average number of shares of common stock outstanding during the period:

June 30, 2004	966,240,313 shares
June 30, 2003	966,611,027 shares
December 31, 2003	966,511,272 shares

②Change in accounting policies: None

③Percentage change means the ratio of increase or decrease in each item of business results for the 6 months ended June 30, 2004 to those for the 6 months ended June 30, 2003.

(2) Dividends:

	Interim dividend per share (¥)	Dividend per share for the year (¥)
6 months ended June 30, 2004	6.50	—
6 months ended June 30, 2003	6.00	—
Year ended December 31, 2003	—	12.00

(3) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
June 30, 2004	1,302,651	756,389	58.1	782.80
June 30, 2003	1,243,477	694,983	55.9	719.04
December 31, 2003	1,330,444	726,030	54.6	751.21

Notes:	①Number of shares of common stock issued and outstanding:	June 30, 2004	966,259,285 shares
		June 30, 2003	966,543,367 shares
		December 31, 2003	966,297,979 shares
	②Number of treasury stocks held:	June 30, 2004	18,249,102 shares
		June 30, 2003	17,965,020 shares
		December 31, 2003	18,210,408 shares

2. Forecast of business results for the current fiscal year (January 1, 2004-December 31, 2004)

	Sales (¥ millions)	Ordinary income (¥ millions)	Net income (¥ millions)	Year-end Dividend per share (¥)	Dividend per share for the year (¥)
Year ending December 31, 2004	984,000	66,000	38,000	6.50	13.00

Note: Forecasted net income per share ¥39.19

Forecasted operating income ¥52,000 million

Refer to Page 10 for the assumptions and other matters related to the above forecast.

NON-CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	(Note)	At June 30, 2004 Amount	Percentage over total assets	At June 30, 2003 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2003 Amount	Percentage over total assets
Current Assets			%		%			%
Cash		69,485		40,798		28,687	79,798	
Notes receivable, trade		439		810		(371)	832	
Accounts receivable, trade		148,587		148,521		66	184,046	
Marketable securities	(*2)	51		—		51	52	
Inventories		40,727		44,639		(3,912)	35,876	
Other		32,298		28,024		4,274	36,149	
Allowance for doubtful accounts		(2,011)		(3,015)		1,004	(4,174)	
Total Current Assets		289,577	22.2	259,777	20.9	29,800	332,581	25.0
Fixed Assets								
Property, Plant and Equipment	(*1)							
Buildings	(*2)	125,475		117,162		8,313	113,410	
Machinery and Equipment		114,163		122,238		(8,075)	117,322	
Land	(*2)	110,086		113,125		(3,039)	111,114	
Construction in progress		10,084		13,727		(3,643)	23,664	
Other		28,948		28,288		660	27,234	
Total		388,758	29.9	394,541	31.7	(5,783)	392,746	29.5
Intangible Assets		5,501	0.4	6,174	0.5	(673)	5,820	0.4
Investments and Other Assets								
Investment securities	(*2)	259,958		195,540		64,418	229,483	
Investments in subsidiaries and affiliates		263,595		270,607		(7,012)	263,669	
Life insurance investments		35,720		35,084		636	36,126	
Other		64,122		86,162		(22,040)	73,731	
Allowance for doubtful accounts		(4,583)		(4,411)		(172)	(3,715)	
Total		618,813	47.5	582,983	46.9	35,830	599,295	45.1
Total Fixed Assets		1,013,073	77.8	983,699	79.1	29,374	997,863	75.0
TOTAL ASSETS		1,302,651	100.0	1,243,477	100.0	59,174	1,330,444	100.0

(¥ millions)

LIABILITIES AND SHAREHOLDERS' EQUITY (Note)	At June 30, 2004 Amount	Percentage over total assets	At June 30, 2003 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2003 Amount	Percentage over total assets
Current Liabilities		%		%			%
Notes payable, trade	3,266		2,717		549	6,227	
Accounts payable, trade	31,377		33,884		(2,507)	29,991	
Short-term loans payable	18,542		11,000		7,542	14,500	
Liquor taxes payable	71,723		75,068		(3,345)	113,252	
Income taxes payable	10,781		14,341		(3,560)	14,093	
Accrued expenses	31,407		30,342		1,065	37,418	
Deposits received	49,747		52,834		(3,087)	55,746	
Other	26,073		27,812		(1,739)	32,823	
Total Current Liabilities	242,919	18.6	248,001	19.9	(5,082)	304,053	22.8
Long-term Liabilities							
Bonds	110,000		110,000		—	110,000	
Long-term debt	26,000		26,000		—	27,000	
Employees' pension and retirement benefits	70,795		77,516		(6,721)	73,511	
Other reserves	5,555		969		4,586	6,026	
Deposits received (*2)	64,823		65,517		(694)	62,388	
Other	26,168		20,488		5,680	21,433	
Total Long-term Liabilities	303,342	23.3	300,491	24.2	2,851	300,359	22.6
TOTAL LIABILITIES	546,261	41.9	548,493	44.1	(2,232)	604,413	45.4
Common stock	102,045	7.8	102,045	8.2	—	102,045	7.7
Capital surplus							
Additional paid-in capital	70,868		70,868		—	70,868	
Other capital surplus	87		—		87	—	
Total Capital Surplus	70,956	5.5	70,868	5.7	87	70,868	5.3
Retained earnings							
Legal reserve	25,511		25,511		—	25,511	
Voluntary earned surplus	465,149		441,942		23,207	441,942	
Unappropriated retained earnings	59,015		59,476		(461)	70,119	
Total Retained Earnings	549,675	42.2	526,929	42.4	22,746	537,573	40.4
Net unrealized holding gains on securities	47,813	3.7	8,913	0.7	38,900	29,528	2.2
Treasury stock	(14,101)	(1.1)	(13,773)	(1.1)	(328)	(13,985)	(1.0)
TOTAL SHAREHOLDERS' EQUITY	756,389	58.1	694,983	55.9	61,406	726,030	54.6
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,302,651	100.0	1,243,477	100.0	59,174	1,330,444	100.0

NON-CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	6 months ended June 30, 2004		6 months ended June 30, 2003		Increase (Decrease)	Year ended December 31, 2003	
	Amount	Percentage over sales	Amount	Percentage over sales	Amount	Amount	Percentage over sales
		%		%			%
Sales	427,756	100.0	432,398	100.0	(4,642)	961,830	100.0
Cost of sales	297,247	69.5	302,467	70.0	(5,220)	671,407	69.8
Gross profit	130,509	30.5	129,931	30.0	578	290,423	30.2
Selling, general and administrative expenses	112,295	26.3	111,599	25.8	696	234,511	24.4
Operating income	18,213	4.3	18,332	4.2	(119)	55,911	5.8
Non-operating income							
Interest income	273		269		4	609	
Dividend income	11,586		10,961		625	12,969	
Other	2,567		4,355		(1,788)	7,293	
Total	14,428	3.4	15,586	3.6	(1,158)	20,872	2.2
Non-operating expenses							
Interest expense	1,088		1,034		54	2,045	
Other	1,863		2,072		(209)	2,803	
Total	2,951	0.7	3,106	0.7	(155)	4,849	0.5
Ordinary income	29,689	6.9	30,811	7.1	(1,122)	71,935	7.5
Special income	1,885	0.4	1,759	0.4	126	829	0.1
Special expenses	2,644	0.6	926	0.2	1,718	18,328	1.9
Income before income taxes	28,931	6.8	31,645	7.3	(2,714)	54,436	5.7
Income taxes	10,900	2.5	13,200	3.1	(2,300)	19,548	2.0
Net income	18,031	4.2	18,445	4.3	(414)	34,888	3.6
Retained earnings brought forward from the prior fiscal year	40,983		41,030		(47)	41,030	
Dividends (interim)	—		—		—	5,799	
Unappropriated retained earnings	59,015		59,476		(461)	70,119	

SIGNIFICANT ACCOUNTING POLICIES

1. Valuation of securities

(a) Equity securities issued by subsidiaries and affiliated companies are stated at cost determined by the moving-average method.
(b) Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using the moving-average method.
(c) Available-for-sale securities without fair market value are stated at the moving-average cost.

2. Derivative financial instruments

Derivative financial instruments are stated at fair market value.

3. Valuation of inventories

(a) Merchandise, finished goods and semi-finished goods are stated at cost determined by the periodic average method.
(b) Raw materials, containers and supplies are stated at cost determined by the moving-average method.

4. Depreciation and amortization of fixed assets

(a) Depreciation of property, plant and equipment is calculated using the declining-balance method, except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method.
(b) Amortization of intangible assets is calculated using the straight–line method.
(c) Depreciation or amortization is calculated over the estimated useful lives in accordance with the Corporate Income Tax Law of Japan.

5. Method of providing major allowances and reserves

(a) Allowance for doubtful accounts

The Company provides allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(b) Employees' pension and retirement benefits

The Company provides allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year. Prior service cost is amortized on the straight-line method over 15 years. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is 15 years, beginning from the following fiscal year.

(Backgrounds for below-mentioned "Return of substitutional portion of Welfare Pension Insurance")

Employees of Japanese companies are compulsorily included in the Welfare Pension Insurance Scheme operated by the government. Employers are legally required to deduct employees' welfare pension insurance contributions from their payroll and to pay them to the government together with employers' own contributions. For companies that have established their own employees' pension fund that meets certain legal requirements, it is possible to transfer a part of their welfare pension insurance contributions (referred to as the "substitutional portion" of the government's Welfare Pension Insurance Scheme) to their own employees' pension fund under the government's permission and supervision.

(Return of substitutional portion of Welfare Pension Insurance)

Based on the enforcement of Defined Benefit Corporate Pension Law, Kirin Brewery Employees' Pension Fund, established by the Company, was permitted by the Minister of Health, Labour and Welfare on August 13, 2003 to be released from its future obligation for payments for the substitutional portion of the Welfare Pension Insurance Scheme.

The amount of pension plan assets expected to be transferred back to the government (minimum legal reserve) was measured at ¥50,992 million as of June 30, 2004. If the payment of the amount were made on that date, the expected gain in accordance with paragraph 44-2 of the JICPA Accounting Committee Report No.13, "Practical Guideline for Accounting of Retirement Benefits (Interim Report)" would be ¥20,876 million.

6. Leases

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.

7. Hedge accounting

(a) Method of hedge accounting

1) If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company defers recognition of gains and losses resulting from the changes in fair value of derivative financial instruments until the related gains and losses on the hedged items are recognized.
2) If forward foreign exchange contracts are used as hedges and meet certain hedging criteria, forward foreign exchange contracts and hedged items are accounted for in the following manner:
   (i) If a forward foreign exchange contract is executed to hedge an existing foreign currency receivable or payable,
      a) the difference, if any, between the amount in Japanese yen of the hedged foreign currency receivable or payable translated using the spot rate at the inception date of the contract and the book value of the receivable or payable is recognized in the Statements of Income in the period which includes the inception date, and
      b) the discount or premium on the contract (that is, the difference between the Japanese yen amount of the contract translated using the contracted forward rate and that translated using the spot rate at the inception date of the contract) is recognized over the term of the contract.
   (ii) If a forward foreign exchange contract is executed to hedge a future transaction denominated in a foreign currency, the future transaction will be recorded using the contracted forward rate, and no gains or losses on the forward foreign exchange contract are recognized.

3) If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contracts is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

(b) Hedging instruments and Hedged items

The following summarizes hedging derivative financial instruments used by the Company and items hedged:

Hedging instruments	Hedged items
Forward foreign exchange contracts, etc	Receivables and payables in foreign currency, Future transactions in foreign currency
Interest rate swap contracts, etc	Interests on loans receivable and loans payable

(c) Hedging policy

The Company uses derivative financial instruments only for the purpose of mitigating (i) fluctuation risk of foreign currency exchange rates with respect to receivables and payables in foreign currency and future transactions in foreign currency, and (ii) fluctuation risk of interest rates with respect to loans receivable and loans payable.

(d) Assessment of hedging effectiveness

The Company evaluates the hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items with the corresponding changes in the hedging derivative instruments.

8. Consumption taxes

(a) Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

(b) Consumption taxes received and paid were netted and reported as "Other" in current liabilities section of the Balance Sheet.

NOTES TO:

(NON-CONSOLIDATED BALANCE SHEETS)

* 1 Accumulated depreciation

(¥ millions)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
Accumulated depreciation	555,047	539,743	547,163

* 2 Detail of Collateral

(1) Collateral (¥ millions)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
Marketable securities	3	—	11
Buildings	918	954	954
Land	439	439	439
Investment securities	—	11	—

(2) Secured borrowing *(¥ millions)*

	At June 30, 2004	At June 30, 2003	At December 31, 2003
Postage charge (facility limit)	3	11	11
Deposits received	2,296	2,296	2,296

3 Contingent liabilities

(1) Guarantees for subsidiaries and affiliated companies (¥ millions, Foreign currency: thousands)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
Kirin Lease Co., Ltd.	5,347	6,366	6,122
Kirin International Trading Co., Ltd.	—	2,050	2,050
Marinenet Co., Ltd.	—	1,420	1,336
Other	3,076	4,810	4,419
(Number)	(13)	(14)	(13)
Foreign currencies included in "Other"	2,403	3,212	2,507
	USD 9,468	USD 11,895	USD 10,434
	EUR 5,788	EUR 5,788	EUR 6,414
	NTD 191,951	NTD 286,730	NTD 168,930

Marinenet Co., Ltd became a non-affiliated company from 6-month period ended June 30, 2004.
Therefore, related amount for the period is included in (3) Guarantees for bank loans of customers.

(2) Guarantees for employees' housing loan from banks (¥ millions)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
	10,366	11,602	10,553

(3) Guarantees for bank loans of customers (¥ millions)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
	754	132	123
(Number)	(2)	(2)	(2)

Total contingent liabilities	19,544	26,381	24,604
(Arrangements similar to guarantees included in the above)	(604)	(3,434)	(2,369)

(NON-CONSOLIDATED STATEMENTS OF INCOME)

1. Depreciation

(¥ millions)

	6 months ended June 30, 2004	6 months ended June 30, 2003	Year ended December 31, 2003
Property, Plant and Equipment	16,209	16,723	34,237
Intangible Assets	323	301	626
Total	16,532	17,024	34,863

2. Presentation of Income taxes

The Company adopted simplified accounting method for income tax effect accounting in the interim financial statements. Accordingly, deferred income taxes are not presented separately and are included in Income taxes in current interim statements of income.

(LEASE TRANSACTIONS)

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows:

(1) Purchase price equivalents, accumulated depreciation equivalents and book value equivalents of leased properties (¥ millions)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
Machinery and equipments			
Purchase price equivalents	155	155	155
Accumulated depreciation equivalents	83	67	75
Book value equivalents	71	88	80
Other property, plant and equipments (vehicles)			
Purchase price equivalents	8	14	14
Accumulated depreciation equivalents	5	8	10
Book value equivalents	3	5	4
Other property, plant and equipments (tools)			
Purchase price equivalents	5,847	6,809	6,493
Accumulated depreciation equivalents	3,764	3,636	3,769
Book value equivalents	2,082	3,173	2,723
Total			
Purchase price equivalents	6,011	6,979	6,663
Accumulated depreciation equivalents	3,853	3,712	3,855
Book value equivalents	2,158	3,267	2,808

(2) Lease commitments (¥ millions)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
Due within one year	1,233	1,417	1,369
Due over one year	1,022	1,958	1,546
Total	2,255	3,376	2,915

(3) Lease expenses, depreciation equivalents and interest expense equivalents (¥ millions)

	6 months ended June 30, 2004	6 months ended June 30, 2003	Year ended December 31, 2003
Lease expenses	762	870	1,703
Depreciation equivalents	703	808	1,577
Interest expense equivalents	49	74	136

(4) Calculation method of depreciation equivalents

Depreciation equivalents are calculated on the straight-line method over the lease terms without residual value.

(5) Allocation of interest expense equivalents

Differences between total lease expenses and acquisition costs of the leased properties comprise interest expense equivalents and insurance, maintenance and certain other operating costs. Interest expense equivalents are allocated using the interest method over the lease terms.

Operating lease

Lease commitments (¥ millions)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
Due within one year	141	152	148
Due over one year	235	407	328
Total	376	560	477

(SECURITIES)

Investments in subsidiaries and affiliates with fair market value.

At June 30, 2004

(¥ millions)

	Book value	Fair market value	Difference
Investment in subsidiaries	101,766	209,017	107,250
Investment in affiliates	86,075	95,775	9,699
Total	187,842	304,792	116,950

At June 30, 2003

(¥ millions)

	Book value	Fair market value	Difference
Investment in subsidiaries	101,754	163,566	61,811
Investment in affiliates	86,075	85,587	(487)
Total	187,830	249,153	61,323

At December 31, 2003

(¥ millions)

	Book value	Fair market value	Difference
Investment in subsidiaries	101,766	181,889	80,122
Investment in affiliates	86,075	80,565	(5,509)
Total	187,842	262,455	74,612

Supplementary Documents

to the

Non-consolidated Financial Statements

as of, and for six-month period ended

June 30, 2004

Contents

KIRIN BREWERY COMPANY, LIMITED

August 10, 2004

Non-consolidated

1.Results of Operations

(¥ billions)

	2004		2003	
	The 1st half Actual	Forecast	The 1st half Actual	Actual
Sales	427.7	984.0	432.3	961.8
Operating income	18.2	52.0	18.3	55.9
Ordinary income	29.6	66.0	30.8	71.9
Net income	18.0	38.0	18.4	34.8

2.Sales Details

(¥ billions)

	2004				2003			
	The 1st half Actual		Forecast		The 1st half Actual		Actual	
Sales volume of Alcohol beverages business	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)
Low alcohol beverages	1,121	(4.8%)	2,595	1.8%	1,177	(3.7%)	2,549	(4.7%)
Beer	539	(3.5%)	1,230	(2.0%)	559	(14.4%)	1,255	(12.6%)
Happo-shu	475	(9.9%)	1,102	2.4%	528	3.4%	1,075	(0.9%)
Subtotal	1,015	(6.6%)	2,332	0.1%	1,087	(6.6%)	2,330	(7.6%)
Chu-hi (Hyo-ketsu, Yoi-cha)	95	22.1%	240	24.9%	78	56.9%	192	43.6%
Beer taste sparkling beverages(*)	4	(5.0%)	10	(13.4%)	4	3,207.0%	11	555.4%
Other (*Two-Dogs*, etc)	6	(15.3%)	13	(13.5%)	7	(16.9%)	15	(14.4%)
Sales volume by major brands	Million cases		Million cases		Million cases		Million cases	
LAGER	21.64	(6.4%)	47.60	(5.9%)	23.11	(16.3%)	50.60	(13.2%)
ICHIBAN SHIBORI	19.23	(0.1%)	45.10	2.1%	19.24	(12.1%)	44.20	(12.0%)
TANREI	34.61	(6.4%)	78.00	3.2%	36.99	8.8%	75.60	2.7%
Breakdown of sales	427.7	(1.1%)	984.0	2.3%	432.3	(5.9%)	961.8	(3.8%)
Alcohol Beverages	398.4	(2.1%)	922.0	2.3%	407.0	(6.2%)	901.0	(4.5%)
Low alcohol beverages	385.2	(2.2%)	891.0	2.2%	394.1	(6.6%)	871.5	(5.0%)
Beer	216.6	(3.4%)	496.0	(1.9%)	224.2	(14.1%)	505.8	(12.5%)
Happo-shu	139.6	(3.7%)	323.0	5.7%	145.0	0.7%	305.5	3.3%
Subtotal	356.3	(3.5%)	819.0	0.9%	369.2	(8.9%)	811.4	(7.2%)
Chu-hi (Hyo-ketsu, Yoi-cha)	25.5	24.1%	65.0	27.4%	20.5	56.6%	51.0	43.6%
Beer taste sparkling beverages (*)	1.1	(18.4%)	3.0	(13.4%)	1.4	2,824.0%	3.4	414.2%
Other (*Two-Dogs*, etc)	2.1	(22.4%)	4.0	(28.8%)	2.7	(21.6%)	5.6	(18.5%)
Whiskey, Spirits and Whines etc.	13.2	2.2%	31.0	5.1%	12.9	6.8%	29.4	12.8%
Pharmaceuticals	27.8	21.2%	58.5	5.7%	22.9	7.5%	55.3	17.1%
Other	1.4	(39.8%)	3.5	(35.9%)	2.3	(40.0%)	5.4	(42.1%)

(*) Beer taste sparkling beverages include *Buckler* and *Malt squash*.

3. Profit Breakdown for the 1st-6month period (Actual)

(¥ billions)

Item	2004 The 1st half Actual	2003 The 1st half Actual	Increase (Decrease)	Reference
Sales	427.7	432.3	(4.6)	
Increase of marginal profit of Pharmaceutical business			3.3	
Decrease of labor cost			1.6	Decrease of followings: Salaries 0.6, Bonuses 0.1, Legal welfare 0.2, Pension and Retirement 0.7
Decrease of depreciation			0.5	
Decrease of factory expenses			0.2	Decrease of replenishment of new kegs 0.5 Increase of followings: Outsourcing power supply cost (0.4) etc.
Raw materials cost of alcohol beverages			0.0	Price decrease of followings: Cans and cartons (Beer and *Happo-shu*) 0.7 Price increase of followings: Malt (0.1), Hop (0.1) etc
Other			0.0	Decrease of followings: Doubtful account expense 1.0, Equipments and supplies 0.5 Increase of followings: R&D expenses (2.6)
Decrease of marginal profit Alcohol beverages			(4.4)	Sales decrease of followings: Beer (2.4), *Happo-shu* (5.0) Sales increase of *Hyo-ketsu* : 1.8, Change in product mix change, etc.
Increase of selling cost			(1.3)	Increase of sales promotion and advertising (1.1) Beer and *Happo-shu* (1.4), Beer taste sparkling beverages 0.2, *Hyo-ketsu* 0.1,Whiskey, spirits and whines 0.1, Pharmaceutical (0.3), etc Increase of freight (0.2)
Decrease in Operating income	18.2	18.3	(0.1)	
Increase of Non-operating expense, net of Non-operating income			(1.1)	Decrease of gain on transactions related to gift coupon (1.9) Increase of financial profit, net 0.6
Decrease in Ordinary income	29.6	30.8	(1.2)	
Decrease of Income taxes			2.3	
Increase of Special expenses, net of Special income			(1.5)	Increase of loss on disposal or sale of fixed assets (1.7), Decrease of reversal of allowance for doubtful accounts (0.5), Increase of gain on sales of land 0.3 Increase in gain of sales of investment securities 0.3 etc
Decrease in Net income	18.0	18.4	(0.4)	

Non-consolidated

4. Profit Breakdown for the current fiscal year (Forecast)

(¥ billions)

Item	2004 Forecast	2003 Actual	Increase (Decrease)	Reference
Sales	984.0	961.8	22.2	
Increase of marginal profit of alcohol beverages			3.9	Decrease of sales volume of beer (3.1) Increase of sales volume of *Happo-shu* 2.6 Increase of sales volume of *Hyo-ketsu* 4.3 Change in product mix, etc
Decrease of labour cost			2.5	Decrease of followings: Salaries 1.2, bonuses 0.5, Legal welfare expenses 0.2, Pension and retirement benefit costs 0.6
Increase of marginal profit of Pharmaceutical business			1.6	
Decrease of depreciation			0.7	
Raw materials cost of alcohol beverages			0.3	Price decrease of followings: Cans and cartons (Beer and *Happo-shu*) 2.0 Price increase of followings: Barley (0.2), Hop (0.3), Malt (0.5), Starch (0.5) etc
Decrease of factory expenses			0.2	Decrease of replenishment of new kegs 1.1, Increase of followings: Outsourcing power supply cost (0.4), Repair (0.5) etc.
Increase of selling cost			(10.6)	Increase of sales promotion and advertising (10.5) Beer and *Happo-shu* (8.5), *Hyo-ketsu* 0.1, Pharmaceutical (0.5), etc
Other			(2.5)	Increase of followings: Public relations expense (1.1) R&D expenses (0.9), Sales commission (0.7) etc
Decrease in Operating income	52.0	55.9	(3.9)	
Increase of Non-operating expense, net of Non-operating income			(2.0)	Decrease of followings: Gain on transactions related to gift coupon (2.3), Increase of financial profit, net 1.1, etc
Decrease in Ordinary income	66.0	71.9	(5.9)	
Decrease of Income taxes			(3.3)	
Decrease of Special expenses, net of Special income			12.4	Decrease of followings: Loss on devaluation of investments in subsidiaries 6.9 Expense of reserve for loss on repurchase of land 4.9 Loss on devaluation of land 0.6, etc.
Increase in Net income	38.0	34.8	3.2	

Non-consolidated

5.Major Expenses and Others

(¥ billions)

	2004		2003	
	The 1st half	Forecast	The 1st half	Actual
Sales promotion	24.2	934	23.8	52.8
Advertising	17.6		16.9	30.0
Research and development expenses	11.4	25.5	8.8	24.6
Labour cost	39.0	77.8	40.6	80.3
Depreciation	16.5	34.1	17.0	34.8
Financial profit, net	10.7	12.6	10.1	11.5
Number of employees (Number of persons) (including secondees from group companies)	5,760	5,700	5,954	5,771
Capital expenditures	19.3	40.3	9.5	24.2
(Major Items)				
Redevelopment subsequent to closing of Hiroshima plant	9.2	11.0	0.8	5.5
Renewal of Okayama plant	0.2	0.3	0.7	1.1
Renewal of Takasaki plant	1.5	2.1	0.0	1.7
Renewal of Fukuoka plant	0.9	2.9	–	0.1
Construction of production facilities at Tochigi plant	7.0	7.0	0.0	0.9
Remodeling of production facilities of Tochigi plant	0.0	0.9	–	0.0

6.Major Assets and Liabilities

(¥ billions)

	2004 The 1st half Actual	2003 The 1st half Actual	Increase (Decrease)	Reference
Investment securities	259.9	195.5	64.4	Increment on revaluation of securities as a result of increase in market value
Deferred income tax assets	24.7	49.5	(24.7)	Due to revaluation of securities, etc.